



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402


04051835

December 7, 2004

Pamela S. Seymon
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/7/2004

Re: The Walt Disney Company
Incoming letter dated October 15, 2004

Dear Ms. Seymon:

This is in response to your letters dated October 15, 2004, November 30, 2004 and December 2, 2004 concerning the shareholder proposal submitted to Disney by the Sinsinawa Dominicans, Inc., CHRISTUS Health, Trinity Health, Catholic Healthcare West, the Bon Secours Health System, Inc., the Catholic Equity Fund, the Dominican Sisters of Springfield Illinois, the Congregation of the Sisters of St. Agnes, the Brethren Benefit Trust and the As You Sow Foundation. We also have received two letters on the proponents' behalf; each letter was dated November 22, 2004, with the second letter received December 1, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David M. Lynn
Chief Counsel

Enclosures

cc: The Sinsinawa Dominicans, Inc. and co-proponents
% Sr. Regina McKillip, OP
Peace and Justice Office
7200 W. Division
River Forest, IL 60305

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

October 15, 2004

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by Sinsinawa Dominicans, Inc., et al., for Inclusion in the 2005 Proxy Statement of The Walt Disney Company**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"), which has received a shareholder proposal and supporting statement (the "Proposal") sponsored by Sinsinawa Dominicans, Inc. (the "Sinsinawa Dominicans") and co-sponsored by Christus Health, the Dominican Sisters of Springfield Illinois, Catholic Healthcare West, As You Sow, Trinity Health, Congregation of Sisters of St. Agnes, Brethren Benefit Trust, Inc., the Catholic Equity Fund, and Bon Secours Health System, Inc. (together with the Sinsinawa Dominicans, the "Sponsors"), which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2005 annual meeting of shareholders (the "2005 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and the Sponsors of the Company's intention to exclude the Proposal from its 2005 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal and (ii) the Proposal.

I. <u>The Proposal Presented by the Sponsors</u>

A copy of the Proposal is attached as Annex A hereto. For your convenience, the text of the resolution contained in the Proposal is set forth below:

> RESOLVED, shareholders request the Board of Directors to report (at reasonable cost and omitting proprietary information) to shareholders on (i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future.

II. <u>The Proposal May Be Excluded Because It Relates to the Company's Ordinary Business Operations</u>

The Proposal directly concerns the content of certain of the Company's products. The production and distribution of motion pictures and television programs (including the distribution of motion pictures and television programs acquired from third parties) constitutes one of the core lines of business of the Company and its subsidiaries. Through various film divisions, the Company and its subsidiaries produce, acquire and distribute motion pictures in the domestic and international theatrical and home video markets. Company subsidiaries are also engaged in the production and domestic and international distribution of television programming, as well as network and cable television operations. The Company's policies with respect to the selection, production, content and manner of distribution of these products constitute an essential element of the conduct of these businesses.

We believe the Company's conclusion that this Proposal may be omitted is consistent with the Staff's often-stated view that proposals relating to the content, sale, distribution or manner of presentation of particular products involve "ordinary business operations" within the meaning of Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). A few years ago, the Company was faced with a very similar proposal, calling for a report on the "ways tobacco is portrayed in the company's films and programs produced for television" and "what, if any, influence such [portrayals] have on youth attitudes and behaviors related to smoking." In *The Walt Disney Company* (November 10, 1997), the Staff agreed that the Company had basis to omit such proposal because it related to "the Company's ordinary business operations (<u>i.e.</u>, the nature, presentation and content of programming and film production)." The Staff reiterated this view several months ago in *Time Warner, Inc.* (February 6, 2004). There, the Staff agreed that a proposal that a committee of directors be formed "to review data linking tobacco use by teens with tobacco use in [the registrant's] youth-rated movies" and to "make appropriate recommendations to the Board" regarding new corporate policies in this regard could be omitted as related to the registrant's "ordinary business operations (i.e., the nature, presentation and content of programming and film production)."[1]

The Company believes that the present Proposal, in its call for (i) a report regarding the impact on adolescents of the Company's depiction of smoking in certain of its films and television programs and (ii) a report on relevant corporate plans to minimize such impact, is substantively identical to the recent Time Warner, Inc. proposal and, in any event, falls squarely within the above line of no-action letters and, as such, it is properly excludable under Rule 14a-8(i)(7).

Accordingly, based upon Rule 14a-8(i)(7), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).[2]

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the

---

[1] The list of similar shareholder proposals that the Staff has agreed registrants had basis to omit because they involved "ordinary business operations" goes on. In Times Mirror Company (January 16, 1996), for example, the Staff agreed that the registrant could exclude a shareholder proposal calling upon it to "become proactive in [its] policy to stop youth from smoking" by, among other things, adopting certain policies with respect to cigarette advertising in the company's publications and dedicating revenues to a national anti-smoking advertising campaign. Similarly, in Time Warner, Inc. (January 18, 1996), the Staff agreed with the exclusion of a proposal calling on the registrant to implement elements of a government proposal regarding cigarette advertising, recognizing that the nature, presentation and content of advertising related to the conduct of the registrant's ordinary business operations. The proposal in Gannett Co., Inc. (March 18, 1993) also related to the depiction of smoking and its potential influence on the public. In that case, the resolution called for (i) a report researching and evaluating "[c]onsumer perceptions of cigarette advertisements placed on Gannett billboards and in Gannett newspapers," including, among other things, whether "children perceive models [advertising] popular brands to be under 25" or "identify with any cartoon characters" used in such ads and (ii) new policies the registrant could adopt in that regard. The Staff agreed that this proposal related to the "nature, presentation and content of news and advertising" and so could be omitted.

[2] The Proposal is also vague and indefinite and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin 14B (September 15, 2004). See also Eastman Kodak Company (March 3, 2003); Alcoa Inc. (December 24, 2002); Bristol-Myers Squibb Co. (February 1, 1999). Specifically, it is unclear what "impacts" should be the focus of the report called for by the Proposal. In addition, does the Proposal seek a report on the impacts on the health of adolescents who smoke currently or of adults who smoked as adolescents, or a longitudinal study of adolescents who currently smoke? Another problem with the Proposal is that it is silent, and hence vague and excludable under Rule 14a-8(i)(3), about how to separate out the potential effects of the Company's programming from the effects of various other social and environmental factors, including movies and shows released or distributed by the Company's competitors.

Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned, Pamela S. Seymon, at (212) 403-1205.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

Pamela S. Seymon



The Sinsinawa Dominicans

Shareholder and Consumer Action Advisory Committee

585 County Rd. Z, Sinsinawa, WI 53824

ANNEX A

Please respond to: Peace and Justice Office
7200 W. Division
River Forest, IL 60305
708-366-6244

September 24, 2004

Mr. Michael D. Eisner, CEO
Walt Disney Company/ABC
500 South Buena Vista Street
Burbank, CA 91521

Dear Mr. Eisner,

Sinsinawa Dominicans, Inc. (previously incorporated as St. Clara College) is the beneficial owner of 45 shares of Disney Company common stock. Verification of our ownership will be coming under a separate cover.

I am hereby authorized by Sinsinawa Dominicans, Inc. to file the enclosed shareholder resolution for the next annual meeting of Disney Company and will introduce it personally or by proxy from the floor of the annual meeting.

The resolution entitled, *Health Impacts,* asks the Board of Directors to report to shareholders on, 1) the impact on adolescent health arising from the exposure to smoking in movies and 2) any plans to minimize such impacts in the future.

The Sinsinawa Dominicans file this resolution because we have had a long history of working with young people and are concerned about negative influences, especially those detrimental to their long-term health.

I assure you that we intend to hold the required value of common stock at least through the date of our Company's Annual Meeting.

Sincerely,

Sr. Regina McKillip, OP
Committee Member

Enclosure
Cc: Michael Crosby, ICCR

SEP 3 0 2004

VIA FEDERAL EXPRESS



BON SECOURS HEALTH SYSTEM, INC.

September 27, 2004

Michael D. Eisner
CEO
Disney Company
500 South Buena Vista Street
Burbank CA 91521-1010

Dear Mr. Eisner:

As President and Chief Executive Officer of Bon Secours Health System, Inc., a Catholic health care ministry headquartered in Marriottsville, Maryland, I am writing to express our concerns about teens, movies and tobacco and the scientific evidence indicating that the more exposure to on-screen smoking adolescents receive in films (whether view in theaters, broadcast, or digital media) the more likely they are to start smoking. Our healthcare system and health providers witness firsthand the medical effects of smoking and smoking-related illnesses, especially in those who began smoking at a young age.

Bon Secours fulfills its commitment to integrated care delivery in the communities it serves. The system includes 24 acute-care hospitals, one psychiatric hospital, nine nursing care facilities, along with numerous ambulatory sites, eight assisted living facilities, two retirement communities, home health services, and hospice. With more than 28,000 caregivers Bon Secours helps people in 15 communities in nine states, including Michigan, New York, New Jersey, Pennsylvania, Maryland, Kentucky, Virginia, South Carolina and Florida.

Bon Secours Health System, Inc., has owned a minimum of 2000 shares of common stock in Disney for over one year. We will hold it through the next annual meeting which we will attend in person or by proxy.

I am hereby authorized to ask you to include in your proxy materials for the next annual meeting the enclosed shareholder resolution in accordance with Rule 14a-8 of the Securities Exchange Act of 1934. Verification of our ownerships will be sent under separate cover. We are co-filing this resolution with Sister Regina McKillip, OP of the Sinsinawa Dominicans, Inc.

It is my understanding that dialogue has been taking place on the issue and Bon Secours will happily withdraw the resolution pending a successful outcome of the dialog.

Sincerely,

Chris Carney

Christopher M. Carney
President/CEO

Enclosure

1505 Marriottsville Road, Marriottsville, Maryland 21104-1399 410/442-5511 Good help to those in need since 188



THE CATHOLIC FUNDS

"Giving Voice to Catholic Values"

Theodore F. Zimmer
Direct phone: 414-278-6490
E-mail: tzimmer@catholicknights.com

BY UPS OVERNIGHT

September 27, 2004

Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931.

Re: **Shareholder Proposal** for 2005 Annual Meeting

Dear Secretary:

The Catholic Equity Fund (a component of The Catholic Funds, Inc.) is an S&P 500 Index mutual fund (minus 5 companies excluded for abortion reasons) that seeks to advocate for certain values espoused by Catholic social teaching.

As president of the Catholic Equity Fund, I submit the enclosed Health Impacts proposal for inclusion in the proxy statement for the annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. The Fund is acting as a co-filer of this resolution, for which the Sinsinawa Dominicans is acting as the primary filer. One or more representatives of the filing shareholders will be present at the annual meeting to introduce the proposal.

The Catholic Equity Fund is the beneficial owner of shares of the company's common stock having a value in excess of $2,000, has owned this stock for more than a year, and intends to continue to hold this stock through the date of the annual meeting. A verification of ownership will follow shortly.

I understand that there is ongoing dialogue on this issue. We would withdraw the resolution if there is a successful outcome to the dialogue.

Sincerely,

Theodore F. Zimmer
President

Encl.


BENEFIT TRUST INC

28 September 2004

SEP 29 2004

Mr. Michael Eisner, CEO
The Disney Company
500 S. Buena Vista
Burbank, CA 91521-1010

Dear Mr. Eisner,

Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

Recent research has identified a causal relationship between viewing of smoking images by teenagers and their likelihood of becoming smokers themselves. Both because of the likely health effects on these smokers and because of the impropriety of leading underage children to begin smoking, BBT is deeply concerned about Disney's role in this process. The enclosed resolution asks the company to report on the company's role in encouraging young people to smoke. In light of the productive discussions we have held to date, it is our hope that your response will allow us to withdraw the resolution before the final proxy deadline.

I am hereby authorized to notify you of our intention to join with Sinsinawa Dominicans, Inc. and other shareholders in submitting the attached proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. The contact for Sinsinawa Dominicans, Inc. is Sr. Regina McKillip, OP. She can be reached by phone at (708-366-6244).

BBT is the beneficial owner of 62,278 shares of Disney Company common stock. Proof of ownership of common stock in the company for at least the last twelve months will be mailed under separate cover. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors.

We look forward to a positive response from our company on this important issue.

Sincerely,

Will Thomas
Director of Socially Responsible Investing

1505 Dundee Avenue • Elgin, Illinois 60120-1619 • Web Site: www.brethrenbenefittrust.org
847-695-0200 • 800-746-1505 toll free • 847-742-0135 fax

SEP 2 9 2004


Michael Eisner


CSA
Congregation of Sisters of St. Agnes
Promoting Justice. Building Community

September 28, 2004

Michael D. Eisner, CEO
Disney Corporation
500 S. Buena Vista St.
Burbank, CA 91521

Dear Mr. Eisner,

I write to you on behalf of the Congregation of Sisters of Saint Agnes (CSA) and other shareholders in requesting that the Board of Director report (at reasonable cost and omitting proprietary information) to shareholders on (i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future. As our Congregation has been involved in the ministries of healthcare and education in the United States and Central America, we consider youth to be a high priority.

We submit the resolution for the inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Security Exchange Act of 1934. We would appreciate indication in the proxy statement that the Congregation of Sisters of Saint Agnes is a co-sponsor of this resolution. Primary contact should be made with Sr. Regina McKillip, OP, of the Sinsinawa Dominicans, Inc. and we would like to receive all correspondence sent to her.

The Congregation of Sisters of Saint Agnes is the beneficial owner of Disney stocks which have been owned for more that one year and there is no intent to sell it. A letter of ownership will follow under separate cover. We urge you to implement the action requested so further resolutions will not be necessary.

Sincerely,

Kathleen Nelessen CSA

S. Kathleen Nelessen, CSA
Member – Justice, Peace and Ecology Committee

Cc: Rev. Michael Crosby,
Sr. Regina McKillip, OP

320 County Road K, Fond du Lac, WI 54935
920.907.2300 · Fax 920.923.3194
email: csaadm@csasisters.org · web: www.csasisters.org



Catherine Rowan
Corporate Responsibility Consultant

September 27, 2004

Mr. Michael Eisner
Chief Executive Officer
Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521-0931

Dear Mr. Eisner,

Trinity Health, with an investment position of 39,480 shares of common stock in Walt Disney Co, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Disney is enclosed. Trinity Health has continuously held stock in Disney for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

The hospitals and clinics of Trinity Health each year treat thousands of patients with tobacco-related illnesses. At the same time, the health care system offers patients, employees and the general public assistance in understanding the hazards of smoking and support in their efforts to quit smoking.

We are concerned about recent studies that show that the more smoking adolescents see in movies, the more likely they are to start smoking. In a recent conference call that religious institutional investors had with Bruce Hendricks and Roger Patterson, we were pleased to learn that Disney also takes these studies seriously, and of Disney's leadership role on this issue. However, we believe that Disney could do more.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Sister Regina McKillip of the Sinsinawa Dominicans (708-366-6244). I file with the hope that the discussions we are having with the Company may lead to our withdrawing the proposal.

Sincerely,

Catherine Rowan

Catherine Rowan, representing Trinity Health

enc.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

As You Sow
Tel: (415) 391-3212 A Foundation Planting Seeds for Social Change Fax: (415) 391-3245
A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

Sept. 28, 2004

SEP 29 2004

Michael Eisner
CEO, Walt Disney Company
500 South Buena Vista St.
Burbank, CA 91521-0931

Via overnight mail

Dear Mr. Eisner:

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate social responsibility. We represent Susan M. Murdy, a shareholder of Walt Disney Co. stock.

Your Walt Disney Pictures, Touchstone and Miramax divisions produce and distribute films. We are concerned about data indicating a direct relationship between tobacco use in movies and tobacco use among teenagers watching those movies. We have been encouraged to learn of the company's concern about these issues though an initial discussion with Bruce Hendricks, President, Motion Picture Production.

However, to preserve our shareholder rights, we are submitting the enclosed shareholder proposal for inclusion in the 2005 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Also attached is a client authorization letter and proof of ownership.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

This proposal is identical to one you may have received from the Sinsinawa Dominicans and others.

Sincerely,

Conrad B. MacKerron
Director
Corporate Social Responsibility Program

Attachments



185 Berry Street
Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*

September 27, 2004

Michael D. Eisner
The Walt Disney Company
Chief Executive Officer
500 South Buena Vista Street
Burbank, California 91521-0931

SEP 29 2004

Dear Mr. Eisner:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions. We are concerned about the impact on teens of smoking in movies.

To that end, we present the enclosed proposal for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Catholic Healthcare West is the beneficial owner of the requisite number of shares of The Walt Disney Company common stock. Proof of ownership of common stock in the company for at least the last twelve months is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by SEC rules. We submit this proposal in conjunction with other shareholders; Sr. Regina McKillip, representing the Sinsinawa Dominicans, will serve as primary contact.

We understand that representatives of The Walt Disney Company are engaged in dialogue on the issues addressed by this proposal and are hopeful that we may reach a mutually agreeable resolution prior to the printing of the proxy.

Sincerely,

Susan Vickers, RSM

Susan Vickers, RSM
VP, Community Health



Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

SEP 29 2004

September 28, 2004

Michael Eisner, CEO
The Disney Company
500 S. Buena Vista
Burbank, CA 91521-1010

Dear Mr. Eisner:

The Dominican Sisters of Springfield, IL is a religious order of women seeking to reflect its values, principles and mission in its investment decisions.

We are deeply concerned about the impact on adolescent health arising from their exposure to smoking in movies. In particular, we are concerned about how our company's movie productions or other company programming where on-screen smoking is depicted will impact the health of our youth.

The Dominican Sisters of Springfield, IL is the beneficial owner of 145 shares of The Disney Company common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with the Sinsinawa Dominicans, Inc. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Sinsinawa Dominicans in the company proxy statement. We are aware of discussions in progress on this matter, and are filing this resolution with the understanding that the discussions may lead to our withdrawing the resolution.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Sister Regina McKillip OP, representing the Sinsinawa Dominicans, will serve as primary contact for the co-sponsors.

Sincerely,

Sister Linda Hayes, OP

Sister Linda Hayes, OP
Director, Corporate Social Responsibility
Dominican Sisters of Springfield, IL

cc: Sister Regina McKillip, OP, Sinsinawa Dominicans
Rev. Michael Crosby
Julie Wokaty, ICCR

CHRISTUS
Health

September 27, 2004

SEP 29 2004

Michael D. Eisner, CEO
Disney (Walt) Company
500 South Buena Vista Street
Burbank, CA 91521-9722

Dear Mr. Eisner:

CHRISTUS Health looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about teens, movies and tobacco and the scientific evidence indicating that the more exposure to on-screen smoking adolescents receive in films (whether view in theaters, broadcast, or digital media) the more likely they are to start smoking.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by Sinsinawa Dominicans, Inc., Sr. Regina McKillip, OP. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Disney (Walt) Company. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Sr. Regina McKillip of Sinsinawa Dominicans, Inc., if you believe that dialogue might be helpful. Her telephone number is (708) 366-6244 or she may be reached by email at Opjustice@aol.com

Yours truly,

Donna Meyer

Donna Meyer, Ph.D.
System Director-Community Health

DM:kg

Enclosure

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877

HEALTH IMPACTS

WHEREAS, scientific evidence indicates that the more exposure to on-screen smoking adolescents receive in films (whether viewed in theaters, broadcast, or digital media) the more likely they are to start smoking.

- A study by Dartmouth Medical School researchers (*The Lancet*, 2003) followed more than 2,500 adolescents for two years. Controlling for all other factors, the study found that those teens who saw the most smoking in movies over that period were three times more likely to start smoking than those who saw the least. An accompanying "Commentary" estimated that on-screen smoking now recruits 390,000 new teen smokers each year, of whom 100,000 will ultimately die from tobacco-related disease.
- Researchers have also observed that age-classification ratings play an important role in minors' exposures and consequent smoking. A study in *Pediatrics* (July 6, 2004) found that after controlling for all other factors including parenting style, 14% of the teens free to watch tobacco-intensive R-rated movies took up smoking, compared to 3% of the teens whose parents barred them from viewing any R-rated fare.
- However, a decade of "ratings creep" has been reported by researchers at the Harvard School of Public Health (July 13, 2004), who found that content once concentrated in R-rated films, including smoking, is increasingly found in films rated PG and PG-13. The University of California-San Francisco (UCSF, March 2004) also documented an 80% increase in the share of estimated tobacco impressions delivered to theater audiences by youth-rated as opposed to R-rated movies between 1999 and 2003. This survey concluded that moviegoers 6-17 now receive more than half of their exposure to smoking scenes from movies rated G, PG and PG-13. The study also surveyed the Company's live action films 1999-2003 and found that 35% of its PG-rated movies, 88% of its PG-13 movies, and 92% of its R-rated movies included smoking.
- A co-author of the *Pediatrics* study, James D. Sargent, M.D., noted in *Pediatrics* (July 6, 2004) that major health organizations, including the American Academy of Pediatrics, the AMA, American Heart Association, American Lung Association, and the World Health Organization have all urged the Motion Picture Association of America (MPAA) to rate future on-screen smoking "R," as it now rates offensive language, and concludes, "If you combined parental R-rated movie restriction with an R-rating for smoking you could have a particularly powerful means of preventing teens from trying smoking." Our Company's ownership of movie studios gives it not only motion picture production and distribution capacity but also a seat at MPAA deliberations.

RESOLVED, shareholders request the Board of Directors to report (at reasonable cost and omitting proprietary information) to shareholders on (i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future.

2005TMTDisneyHealthImpactsFinal 483 words without title

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

November 22, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Walt Disney Company

Via fax

Dear Sir/Madam:

I have been asked by the Sinsinawa Dominicans, Inc., Christus Health, Trinity Health, Catholic Healthcare West, the Bon Secours Health System, Inc., the Catholic Equity Fund, the Dominican Sisters of Springfield Illinois, the Congregation of the Sisters of St. Agnes, the Brethren Benefit Trust and the As You Sow Foundation (who own, in total, approximately 235,000 shares of common stock of The Walt Disney Company and who are hereinafter referred to collectively as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Walt Disney Company (hereinafter referred to either as "Disney" or the "Company"), and which has submitted a shareholder proposal to Disney, to respond to the letter dated October 15, 2004, sent to the Securities & Exchange Commission by Wachtell Lipton Rosen & Katz on behalf of the Company, in which Disney contends that the Proponent's shareholder proposal may be excluded from the Company's year 2005 proxy statement by virtue of Rules 14a-8(i)(7) and 8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of

Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Disney's year 2005 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal calls for the Company to prepare a report on the health impact on adolescents arising from certain of the Company's actions.

RULE 14a-8(i)(7)

1.

We acknowledge the fact that in 1997 the Staff ruled out a similar proposal on ordinary business grounds. See *The Walt Disney Company* (November 10, 1997). The Staff has subsequently reaffirmed that position, without however, reexamining the underlying question of whether, because of changes in the medical literature and the understanding of public health authorities, it is appropriate to change the Staff position. In this connection, we note that the Commission stated in Rel 34-40018 (May 21, 1998):

> From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes.

We believe that advances in medical research since 1997 should compel the Staff to reexamine its position and determine that the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(7) because it raises an important policy issue.

2.

Smoking by adolescents is one of the most important health problems facing the United States. In August, 1999, the Center for Disease Control published its "Best Practices for Comprehensive Tobacco Control Programs". The Executive Summary begins as follows:

> Tobacco use is the single most preventable cause of death and disease in our society. Most people begin using tobacco in early adolescence, typically by age 16; almost all first use occurs before high school graduation. Annually, tobacco use causes more than 430,000 deaths and costs the Nation approximately $50–$73 billion in medical expenses alone. . . . The goal of comprehensive tobacco control programs is to reduce disease, disability, and death related to tobacco use by

- Preventing the initiation of tobacco use among young people.
- Promoting quitting among young people and adults.
- [final two objectives omitted.]

The concern that if the widespread death and other health problems caused by smoking is to be reduced, there must be a sharp reduction in adolescent smoking is also reflected in the fact that one of the key aspects of the $246 billion Master Settlement Agreement entered into in 1998 by the tobacco industry and the attorneys general of 46 states was the restriction on advertising to kids. In 1999 the National Conference of State Legislators published a summary of the settlement. Its description of the substantive (non-financial or enforcement) provisions of the Settlement is as follows:

The Tobacco Settlement at a Glance

Public Health/Youth Access

Prohibits youth targeting in advertising, marketing and promotions by:

- **Banning cartoon characters in advertising;**
- **Restricting brand-name sponsorships of events with significant youth audiences;**
- **Banning outdoor advertising;**
- **Banning youth access to free samples; and**
- **Setting minimum cigarette package size at 20 (sunsets 12/31/01).**

Creates a National Foundation ($250 million over next 10 years) and a Public Education Fund ($1.45 billion between 2000-2003).

Changing Corporate Culture

- **Requires the industry to make a commitment to reducing youth access and consumption.**
- **Disband tobacco trade associations.**
- **Restricts industry lobbying.**
- **Opens industry records and research to the public.**

As can be seen, the substantive provisions deal almost exclusively with smoking by youth. There can be no doubt that smoking by youth and adolescents raises an important public policy issue. Consequently, shareholder proposals that address the issue, whether addressed to tobacco companies or to other companies that themselves CASUSE increases in youth and adolescent smoking, raise such important policy issues for the registrant as to preclude the application of Rule 14a-8(i)(7) to such proposals.

Movie companies are a causal factor in youth and adolescent smoking. Unlike media companies that passively accept advertising, films themselves are causally related to increases in youth smoking and consequently to death and disease.

A recent edition of the Center for Disease Control's Morbidity and Mortality Weekly Report discussed research on the incidence of smoking among high school students during the period 1991-2003. See 53 MMWR Weekly 499-503 (June 18, 2004). The Center for Disease Control report noted that at the outset of the Report that:

> Cigarette use is the leading preventable cause of death in the United States. One of the national health objectives for 2010 is to reduce the prevalence of current cigarette use among high school students to ≤16% (objective no. 27-2b).

The Report noted that although smoking among high-school students had declined, there were three factors, one of which was "*the frequency with which smoking is depicted in films*", which "might have slowed the rate of decline in cigarette use among young persons". (Emphasis supplied.) The Report stated:

> Factors that might have slowed the rate of decline in cigarette use among young persons include 1) tobacco industry expenditures on tobacco advertising and promotion, which increased from $5.7 billion in 1997 to $11.2 billion in 2001; 2) reductions in Master Settlement Agreement funds used for tobacco-use prevention; and 3) the frequency with which smoking was depicted in films.

That smoking in films has a causal relationship to increases in youth smoking has been established in the medical literature.

The most significant evidence is from the Dartmouth longitudinal study, which tracked 3,500 adolescents from 1999 to 2001. The study, undertaken at the Dartmouth Medical School, found that, *after controlling for all other factors* related to teenage smoking initiation, the effect of exposure to smoking in movies is *strong* (on average, those who saw the most smoking on screen were three times as likely to start smoking as those who saw the least) and *dose-related* (i.e., directly proportional). As important for policy, the Dartmouth study also found that *reducing* adolescent exposure to smoking in movies had an equal and opposite effect on smoking initiation. The Abstract of the article, which appears in 362 The Lancet 281-285 (26 July 2003), reads as follows (for the connivance of the Staff, the complete article is attached as Exhibit A):

Abstract

Background Exposure to smoking in movies has been linked with adolescent smoking initiation in cross-sectional studies. We undertook a prospective study to ascertain whether exposure to smoking in movies predicts smoking initiation.
Method We assessed exposure to smoking shown in movies in 3547 adolescents, aged 10–14 years, who reported in a baseline survey that they had never tried smoking. Exposure to smoking in movies was estimated for individual respondents on the basis of the number of smoking occurrences viewed in unique samples of 50 movies, which were randomly selected from a larger sample pool of popular contemporary movies. We successfully re-contacted 2603 (73%) students 13–26 months later for a follow-up interview to determine whether they had initiated smoking.
Findings Overall, 10% (n=259) of students initiated smoking during the follow-up period. In the highest quartile of exposure to movie smoking, 17% (107) of students had initiated smoking, compared with only 3% (22) in the lowest quartile. After controlling for baseline characteristics, adolescents in the highest quartile of exposure to movie smoking were 2·71 (95% CI 1·73–4·25) times more likely to initiate smoking compared with those in the lowest quartile. The effect of exposure to movie smoking was stronger in adolescents with non-smoking parents than in those whose parent smoked. In this cohort, 52·2% (30·0–67·3) of smoking initiation can be attributed to exposure to smoking in movies.
Interpretation Our results provide strong evidence that viewing smoking in movies promotes smoking initiation among adolescents.

The first paragraph of the section entitled "Discussion" in the article describing the Dartmouth longitudinal study reads as follows:

> Our results suggest that viewing smoking in movies strongly predicts whether or not adolescents initiate smoking, and the effect increases significantly with greater exposure. Adolescents who viewed the most smoking in movies were almost three times more likely to initiate smoking than those with the least amount of exposure. The magnitude of this association is consistent with the results of our cross-sectional study of adolescents in New England, USA. It is also consistent with the results of other cross-sectional studies that have linked actor smoking with adolescent smoking and visual media exposure with high risk behaviour in adolescents.

Elsewhere, the article on the Dartmouth longitudinal study states (in the section entitled "Results"):

> . . . Relative to the lowest quartile of movie smoking exposure, the risk for smoking initiation increased with each successive quartile of exposure (table 1). Although the relative risks were attenuated, the relation between exposure to movie smoking and smoking initiation remained significant after adjustment for all baseline covariates. Compared with the lowest exposure level, adolescents in the second, third and fourth quartiles were two to three times more likely to initiate smoking during follow-up (table 2). . . .

Even after controlling for all other covariates, 52·2% (95% CI 30·0–67·3) of smoking initiation in this cohort can be attributed to exposure to smoking in movies. If the observed association with smoking initiation is assumed to be causal, reducing movie smoking exposure in this study to the lowest quartile would have reduced the proportion who initiated smoking during follow-up from 10·0% to 4·8%. Reducing movie exposure for all children by just one quartile (eg, moving a child from the fourth to the third quartile) would correspond to an attributable risk reduction of 21·4% (12·0–29·8), which would have reduced the proportion who initiated smoking in this study from 10·0% to 7·8%.

Our simulation studies indicate it is unlikely that an unmeasured covariate was responsible for the association between exposure to movie smoking and smoking initiation. . . .

The significance of the Dartmouth longitudinal study is described in an accompanying commentary by Dr. Stanton A. Glantz (University of California) that also appeared in The Lancet (vol 362, pp 258-259). Dr. Glantz summary of the significance of the Dartmouth longitudinal study stated in part:

There is already a strong case, from cross-sectional and experimental studies [footnotes omitted], that smoking in movies increases adolescent smoking. Such studies, whilst important, always suffer from the limitation that they represent a snapshot in time that might miss some important factor. Longitudinal studies, which follow up people over time and monitor changes in smoking behaviour while simultaneously measuring exposure (to movies showing smoking, in this case), provide the strongest evidence for causality that can be obtained in a population-based study.

This association between smoking in movies and increased rates of smoking by adolescents makes the report in this issue of The Lancet by Madeline Dalton and colleagues especially important. These investigators provide the strongest and most convincing evidence to date that smoking in movies promotes initiation of smoking in adolescents, and show that this effect is very large. After controlling for a wide variety of other effects—grade in school, sex, school, friend smoking, sibling smoking, parent smoking, receptivity to tobacco promotions, school performance, sensation-seeking propensity, rebelliousness, self esteem, parent's education, authoritative parenting, and perception of parental disapproval of smoking—52·2% of smoking initiation in the 10–14-year-olds that were studied was attributed to seeing smoking in movies.

This effect is stronger than the effect of traditional cigarette advertising and promotion, which accounts for "only" 34% of new experimentation, probably because, as the tobacco industry has known for decades, the subliminal effects of smoking in movies is a more powerful force than overt advertising.

Smoking in movies nearly triples the relative risk that an adolescent will start smoking. This number, however, does not tell the whole story. Like cigarette advertising and promotion, the effects of smoking in movies are strongest in children whose parents are the best role models. Children of non-smoking parents who are in the top quartile of exposure to smoking in movies are 4·1 times as likely to smoke as those in the lowest exposure quartile. This effect is substantially stronger than the increase by 1·6 times between these two exposure groups in children of smoking parents.

Thus smoking in movies is having a major effect on health. In the USA, about 2050 adolescents (age 12–17) start smoking every day and about 32% of these people—660 a day—will die prematurely because of smoking. Assuming that the 52·2% attributable risk observed by Dalton and colleagues applies to this whole group, smoking in movies is responsible for addicting 1070 US adolescents to tobacco every day, 340 of whom will die prematurely as a result. [Last sentence as corrected in 363 The Lancet # 9404 (16 January, 2004).]

The good news is that the effect of smoking in movies shows a clear dose-response relation. So, as Dalton and colleagues note, reducing the exposure to smoking in movies will reduce the effect on smoking and death. This goal could be accomplished easily by simply including smoking (or other tobacco promotions, such as appearance of cigarette billboards) as a reason for rating movies as "adult content", an "R" rating (children under 17 not admitted without a parent) in the USA. In the sample of movies in Dalton's study, about 60% of the total exposure to smoking in movies was in youth-rated films (G, PG, and PG-13 in the USA; J Sargent, personal communication). Eliminating smoking in these movies would reduce the exposure by about 800 occurrences, more than a one-quartile drop in exposure, which would reduce the effect of smoking in movies by about half. Put another way, an R rating for smoking in movies would prevent about 535 adolescents from starting to smoke and ultimately extend 170 lives every day. . . . [Last sentence as corrected in 363 The Lancet #9404.]

. . . the work by Dalton and colleagues, together with the earlier research in this area, strongly indicates that pushing for policy changes to reduce youth exposure to smoking in movies will have a rapid and substantial effect on youth smoking—and the subsequent disease and death smoking causes. . . .

The Dartmouth longitudinal study, as well as other studies showing a similar association of the onset of smoking behavior with the depiction of smoking in movies, has led to widespread calls on the movie industry to decrease the incidence of smoking in films with large youth or adolescent audiences. For example, the EU Health Minister was quoted on Bloomberg (October 22, 2004) as saying that the European Union should not allow children to see movies or television programs in which people smoke cigarettes.

The Dartmouth study does not stand-alone. Other studies reaching similar conclusion, all published subsequent to the Staff's 1997 ruling, include:

Sargent, J.D., Beach, M.L. et al, Effect of Parental R-Rated Movie Restriction on Adolescent Smoking Initiation: A Prospective Study, 114 Pediatrics 149 (2004). (See Abstract of the article, attached as Exhibit B.)

Distefan, J.M., Pierce, J.B., Gilpin, E.A., Do Favorite Movie Stars Influence Adolescent Smoking Initiation, 94 American Journal of Public Health 1239 (2004). (See Abstract of the article, attached as Exhibit C.)

Sargent, J.D., Dalton, M.A. et al, Modifying Exposure to Smoking Depicted in Movies: A Novel Approach to Preventing Adolescent Smoking, 157 Archives of Pediatric Adolescent Medicine 643 (2003). (See Abstract of the article, attached as Exhibit D.)

Dalton, M.A., Tickle, J.J. et al, The Incidence and Context of Tobacco Use in Popular Movies from 1988 to 1997, 34 Preventative Medicine 516 (2002).

Sargent, J.D., Dalton, M.A. et al, Viewing Tobacco Use in Movies: Does it Shape Attitudes that Mediate Adolescent Smoking?, 22 American Journal of Preventative Medicine 137 (2002).

Sargent, J.D., Beach, M.A. et al, Effect of Seeing Tobacco Use in Films on Trying Smoking Among Adolescents: Cross Sectional Study, 323 British Medical Journal 1394 (2001).

The American Medical Association has recognized the impact and importance of these studies. In 2002, the American Medical Association stated (see Exhibit E, letter from the CEO of the AMA):

> We agree that the use of smoking in movies is often gratuitous, serving no purpose but to glamorize and inappropriately reinforce smoking as a desirable behavior. This is particularly problematic as it applies to youth, since *smoking in movies has been shown in several studies to be a risk factor for initiation of smoking by adolescents.* (Emphasis supplied.)

Numerous public health authorities have called on the movie industry to change their rating system to restrict smoking to movies rated as R, including the Department of Health Services of California, the AMA, the Los Angeles County Department of Public Health, the State of New York and the World Health Organization. (See Exhibit F.)

Finally, it should be noted that in 2003 the World Health Organization made the issue of the effect of smoking in movies on adolescents one of the dual themes of its World No Tobacco Day, stating:

> World No Tobacco Day 2003 will focus on the role of the world of fashion and film in fostering a worldwide epidemic and urge them to stop being used as vehicles of death and disease.

In a letter dated 11 September 2002, WHO stated (see Exhibit G):

> Smoking in the movies is a major problem worldwide because it represents such a powerful promotional force for tobacco use. It not only encourages children to begin smoking but helps reinforce tobacco industry marketing images that smoking is a way to increase your social status as adults. The American motion picture industry plays a crucial role in creating this problem because of the worldwide reach of the movies it makes and its role as an exemplar for other filmmakers.

5.

In summary, since 1997 there has been a seismic shift in the medical understanding of the role that motion pictures play in causing adolescents to initiate smoking. This understanding has been expressed in the medical literature and has been reflected in the reactions of the Center for Disease Control, the AMA, the WHO and other public heath bodies, all of which now recognize that the movie industry has a major role in causing death and disease. Indeed, 52.2% of smoking initiation by adolescents can be directly attributed to their exposure to smoking in movies. As a consequence of this initiation resulting from exposure to smoking in movies, approximately 342 adolescents per day are condemned to a shorter life span and will die from smoking. As indicated in the literature, movies have a stronger influence on smoking initiation than does advertising by the tobacco industry.

Smoking in movies is a cause of smoking and therefore of death and disease. Nor is that causation "but for causation", as would be the case with retailers who sell tobacco products. The medical studies establish that, to the exclusion of all other factors and excluding the possibility of unknown variables, not only that smoking in movies has a strong and direct correlation with smoking initiation by adolescent viewers, but that this effect is dose-related (i.e. that smoking initiation is proportional to the exposure to smoking in the movies).

We note that if the Staff were to reverse its position and hold that the Proponents' shareholder proposal is not excludable as a matter of ordinary business that such a ruling would have no effect on other rulings such as that shareholder proposals to tobacco retailers are excludable under Rule 14a-8(i)(7). Unlike the situation of but for causation with retailers, the depiction of smoking in movies causes teenagers to start smoking. Indeed, it is THE major (52.2%) cause of smoking initiation by adolescents.

Finally, there should be no worry that the Proponents' shareholder proposal impacts free speech, since it merely requests the Company to initiate a study.

In conclusion, the advances in medical understanding since 1997 compels a reexamination of the Staff decisions with respect to shareholder proposals dealing with smoking in movies and, following such reexamination, a reversal of the Staff position to reflect "changing societal views".

For the foregoing reasons the Proponents' shareholder proposal is not subject to exclusion by Rule 14a-8(i)(7).

Rule 14a-8(i)(3)

Apparently the Company does not have much confidence in its Rule 14a-8(i)(3) argument, since the argument is relegated to a footnote. Nor is this lack of confidence misplaced.

The argument is without substance. Apparently the Company believes that a shareholder proposal, in order to avoid being vague must design the study, including whether it is a longitudinal study or not as well as how to control for any unknown factors. We submit that (aside from the fact that to be so specific must cause the proposal to run afoul of Rule 14a-8(i)(7)) no such specificity is required by the Rule. Shareholders will be quite aware of the policy question on which they are being asked to vote and the Board should have no difficulty in implementing the resolution if passed, since they have ready access to experts to design the study (or they could choose to rely on the Dartmouth study already completed and referred to earlier in this letter). As for the further argument by the Company that it is unclear what "impacts" should be the focus of the study, we suggest that the Company read the remainder of the phrase where it will uncover the fact the impacts referred to are those that impact health and result from smoking. Finally, we note that the three no-action letters referred to by the Company are totally inapposite since they involved shareholder proposals that failed to specify what was being requested (e.g., pro-ration of compensation without any indication of what that meant in a resolution calling for a cap on salary; a reference to "these standards" that had no antecedent; and a proposal that the registrant not cannibalize the bodies of unborn children).

In short, the both the shareholders and the Board of Disney will know with reasonable certainty what actions should be taken to implement the Proponents' shareholder proposal. Consequently, that proposal is not vague and misleading within the meaning of Rule 14a-8(i)(3).

For the foregoing reasons the Proponents' shareholder proposal is not subject to exclusion by Rule 14a-8(i)(3).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Pamela S. Seymon
All Proponents
Rev. Michael Crosby
Dr, Stanton A. Glantz
Sister Pat Wolf

To Heather Maples, Esq.
Corp Fin
SEC

From Paul M. Neuhauser
941-349-6164

Exhibits to
Re: Shareholder Proposal Submitted to Walt Disney

# of pages, including this page = ~~[illegible]~~ 22

Exhibits of 22 pages being sent by separate fax.

EXHIBIT A (11 pages)

THE LANCET
Volume 362, Issue 9380, 26 July 2003, Pages 281-285

doi:10.1016/S0140-6736(03)13970-0 Cite or Link Using DOI

Articles

Effect of viewing smoking in movies on adolescent smoking initiation: a cohort study

Madeline A Dalton[a], James D Sargent[a], Michael L Beach[b, c], Linda Titus-Ernstoff[c], Jennifer J Gibson[c], M Bridget Ahrens[d], Jennifer J Tickle[e] and Todd F Heatherton[e]

[a] Departments of Paediatrics, Norris Cotton Cancer Center, Dartmouth Medical School, One Medical Center Drive, Lebanon, USA

[b] Anaesthesia, Norris Cotton Cancer Center, Dartmouth Medical School, One Medical Center Drive, Lebanon, USA

[c] Community and Family Medicine, Norris Cotton Cancer Center, Dartmouth Medical School, One Medical Center Drive, Lebanon, USA

[d] Department of Health, Social, and Economic Research, RTI International, Research Triangle Park, NC, USA

[e] Department of Psychological and Brain Sciences, Dartmouth College, Hanover, NH, USA

Available online 24 July 2003.

Abstract

Background Exposure to smoking in movies has been linked with adolescent smoking initiation in cross-sectional studies. We undertook a prospective study to ascertain whether exposure to smoking in movies predicts smoking initiation.

Method We assessed exposure to smoking shown in movies in 3547 adolescents, aged 10–14 years, who reported in a baseline survey that they had never tried smoking. Exposure to smoking in movies was estimated for individual respondents on the basis of the number of smoking occurrences viewed in unique samples of 50 movies, which were randomly selected from a larger sample pool of popular contemporary movies. We successfully re-contacted 2603 (73%) students 13–26 months later for a follow-up interview to determine whether they had initiated smoking.

Findings Overall, 10% (n=259) of students initiated smoking during the follow-up period. In the highest quartile of exposure to movie smoking, 17% (107) of students had initiated smoking, compared with only 3% (22) in the lowest quartile. After controlling for baseline characteristics, adolescents in the highest quartile of exposure to movie smoking were 2·71 (95% CI 1·73–4·25) times more likely to initiate smoking compared with those in the lowest quartile. The effect of exposure to movie smoking was stronger in adolescents with non-smoking parents than in those whose parent smoked. In this cohort, 52·2% (30·0–67·3) of smoking initiation can be attributed to exposure to smoking in movies.

Interpretation Our results provide strong evidence that viewing smoking in movies promotes smoking initiation among adolescents.

Article Outline

Introduction

Many studies have linked tobacco marketing with an increased risk of smoking uptake in adolescents.[1, 2, 3, 4, 5, 6 and 7] For example, owning tobacco promotional items and being able to recall cigarette advertisements can double the odds that an adolescent will become an established smoker. [3] Movie images, like commercial advertising, associate smoking with celebrities and depict it as an attractive behaviour. [8] In popular contemporary movies, smoking is frequently associated with characteristics many adolescents find appealing—such as toughness, sexiness, and rebelliousness. [9] Endorsement of cigarette brands in movies by actors has also increased substantially over the past decade. [10]

Several studies have described how smoking is portrayed in movies,[9, 11, 12, 13, 14, 15 and 16] but only a few have specifically assessed whether viewing smoking in movies affects adolescent smoking behaviour. In an experimental study, Pechmann and Shih [17] showed that adolescents were more likely to report positive attitudes toward smoking after seeing smoking portrayed in movies. Results of two cross-sectional studies [18 and 19] indicated that adolescents were more likely to have tried smoking if their favourite movie stars smoked on screen. In our previous study of adolescents in New England, USA, exposure to smoking in movies was associated with smoking experimentation, even after controlling for the effects of other social influences, parenting, and personality characteristics of the child. [20]

Collectively, these results suggest that movie smoking influences adolescent smoking behaviour. However, the cross-sectional design of these studies precludes establishment of a temporal relation. To determine whether exposure to movie smoking predicts smoking initiation in adolescents, we did a longitudinal study of adolescents in New England, USA, who had never previously tried smoking.

Methods

Participants

In 1999, we distributed a self-administered written survey to adolescents (aged 10–14 years) enrolled in grades 5 through 8 at 14 schools in Vermont and New Hampshire, USA. The purpose of this baseline survey was to assess exposure to smoking in movies and investigate its association with lifetime smoking experience. Details of the methods for the survey have been published previously.[20]

Through the baseline survey, we identified 3547 adolescents who had never tried smoking cigarettes and were thus eligible for a follow-up 13–26 months later to assess risk factors for smoking initiation. The follow-up telephone interviews, accomplished for 2603 (73%) eligible baseline participants, were done by trained interviewers using a computer-assisted telephone interview system. To protect confidentiality, students indicated their answers by pressing numbers on the telephone. We used a PC Telecom digit grabber (Metrotel, Milpitas, CA) so that every time a student pressed a number, the answer was automatically entered into the database. The protocol for this study was approved by the Dartmouth committee for the protection of human subjects.

Procedures

We assessed lifetime smoking experience at baseline and follow-up by asking "How many cigarettes have you smoked in your life?", to which respondents could answer "none", "just a few puffs", "one to 19 cigarettes", "20 to 100 cigarettes", or "more than 100 cigarettes". Only students who answered "none" at baseline were eligible for follow-up. Students who reported any cigarette smoking (just a few puffs, one to 100 cigarettes, more than 100 cigarettes) on the follow-up survey were classified as having initiated smoking during the follow-up period.

Adolescents' exposure to smoking in movies was assessed at baseline by asking each student to indicate which films he or she had seen from a unique list of 50 movies. A list of 50 movies was randomly selected for each individual survey from a sample of 601 popular contemporary movies released between 1988 and 1999. The 601 movies included the top 25 box-office hits every year from 1988 to 1995 (n=200); the top 100 box-office hits per year from 1996 to 1998 (300); the top 50 box-office hits from the first half of 1999; and 51 additional movies selected because they featured stars popular among adolescents. We stratified the random selection of movies so that each list of 50 had the same distribution of ratings as the larger sample of top box-office hits: 45% R (restricted, younger than 17 years requires accompanying parent or adult guardian), 31% PG-13 (parents strongly cautioned, some material might be inappropriate for children younger than 13 years), 20% PG (parental guidance suggested, some material might not be suited for children), 4% G (general audiences, all ages admitted). On average, every movie title was included in 470 questionnaires. Trained coders counted the number of occurrences of smoking in each movie using methods previously described.[9] We calculated exposure to movie smoking for each respondent by summing the number of smoking occurrences for each movie the respondent had seen. We adjusted for possible variation in the movie lists by expressing individual exposure to movie smoking as a proportion of the total number of possible smoking occurrences each student could have seen on the basis of the movies included in their survey. Exposure to movie smoking was classified in quartiles with the following cutoffs: 0–531 occurrences for the 1st quartile, 532–960 for the 2nd quartile, 961–1664 for the 3rd quartile, and 1665–5308 for the 4th quartile.

We also measured at baseline, through questions adapted from previously validated questionnaires, variables that could potentially confound the association between movie exposure and adolescent smoking initiation. These variables included child characteristics (sex, age, school, self-reported school performance, sensation seeking,[21 and 22] rebelliousness, [23] and self-esteem [24]), social influences (parent, sibling, and friend smoking; receptivity to tobacco promotions [4 and 25]), and parenting characteristics (parent education, two measures of authoritative parenting, [26] and adolescents' perception of parental disapproval of smoking [27]). Individual items used to measure student personality and parenting characteristics have been reported previously. [20] Students used a four-point response scale to indicate how well specific statements described themselves or their mothers (or primary caregiver if they did not have a mother). Summary measures were created by adding their responses to each of the individual items, so that higher scores signify more of each characteristic. We then divided the scores into quartiles.

Statistical analysis

Preliminary analyses consisted of descriptive frequencies, χ^2 tests to compare differences in proportions, and *t* tests to compare mean differences by group. We used generalised linear models[28] to assess smoking initiation as a function of both movie exposure and baseline covariates. We used a log link, rather than a logistic regression, so that relative risks could be estimated directly. An overdispersion variable was used to account for possible clustering by schools. Exposure to movie smoking was treated as a categorical variable. The dependent variable was whether the respondent had initiated smoking during the follow-up period. We did multivariate analyses with both minimally adjusted (age, sex, and school) and fully adjusted models. The fully adjusted models included all terms for child characteristics, social influences, and parenting characteristics as described above, as well as the time elapsed between the baseline and follow-up surveys. We assessed model fit and interaction terms with changes in deviances and standard diagnostic plots. Results were judged significant if $p<0 \cdot 05$, in a two-sided test. Simulation methods, similar to those used by Connors and colleagues, [29] were used to test whether an unmeasured confounder could falsely implicate movie exposure. Attributable risk was estimated by the probability of initiating smoking for each adolescent, assuming varying degrees of movie exposure and holding measured covariates constant.

Role of the funding source

The sponsor of the study had no role in study design, data collection, data analysis, data interpretation, or writing of the report.

Results

Our final sample of 2603 adolescents was mainly white (94%, N=2392), as was the underlying population (96%); equally distributed by sex; with a mean age at baseline of 12 years (SD 1·1). Participants who were followed up were much the same as non-participants in age, sex, grade, and exposure to movie smoking, but non-participants were more likely than participants to have parents who smoke (41% [383] *vs* 30% [773], respectively) and slightly more likely to be susceptible to smoking[30] at baseline (27% [257] *vs* 23% [592]); report average or below average school performance (25% [237] *vs* 19% [484]); have friends who smoke (30% [282] *vs* 26% [671]); and have siblings who smoke (14% [134] *vs* 10% [267]). Reasons for non-participation included refusal to provide contact information at baseline (35%, 326), refusal to participate in the interview at the time of follow-up (31%, 288), and lost-to-follow-up (35%, 330).

On average, students had seen 16 of the 50 movies they were asked about, from which they were exposed to an average of 98·5 (SD 75·1) smoking occurrences. Exposure to movie smoking increased with age and was higher in boys than in girls. Girls saw a mean of 14·6 movies (7·4), from which they viewed a mean of 85·1 smoking occurrences (66·4), whereas boys saw a mean of 17·1 movies (8·2), from which they viewed 113·5 smoking occurrences (81·2). Exposure to movie smoking was positively associated with sensation seeking ($p<0·0001$) and rebelliousness ($p<0·0001$), and inversely associated with school performance and measures of authoritative parenting ($p<0·0001$)).

10% (259) of participants initiated smoking during the follow-up period. Most (80%, N=208) of those who initiated smoking reported that they had smoked "just a few puffs" of a cigarette. Only 2% (six) of those who initiated smoking had smoked more than 100 cigarettes during follow-up. Analyses adjusted for age, sex, and school showed significant associations between baseline characteristics, including exposure to movie smoking, and smoking initiation (table 1). Relative to the lowest quartile of movie smoking exposure, the risk for smoking initiation increased with each successive quartile of exposure (table 1). Although the relative risks were attenuated, the relation between exposure to movie smoking and smoking initiation remained significant after adjustment for all baseline covariates. Compared with the lowest exposure level, adolescents in the second, third and fourth quartiles were two to three times more likely to initiate smoking during follow-up (table 2).

Table 1. Predictors of smoking initiation

Characteristic	Total (n=2603)	Tried smoking	Relative risk* (95% CI
Sociodemographic			
Age			
10 to <12 years	809	50 (6%)	1·00
12 to <13 years	804	68 (8%)	1·40 (0·98–2·01)
13 to <15 years	990	141 (14%)	2·31 (1·67–3·19)
Sex			
Male	1234	119 (10%)	1·00
Female	1369	140 (10%)	1·09 (0·87–1·38)
Social influences			
Either parent smokes			
No	1830	133 (7%)	1·00
Yes	773	136 (16%)	2·25 (1·77–2·86)
Any friends smoke			
No	1932	147 (8%)	1·00
Yes	671	112 (17%)	1·87 (1·46–2·41)
Any siblings smoke			
No	2336	210 (9%)	1·00
Yes	267	49 (18%)	1·91 (1·42–2·59)
Receptive to tobacco promotions			
No	2161	179 (8%)	1·00
Yes	442	80 (18%)	2·09 (1·62–2·71)
Child characteristics			
School performance			
Excellent	1113	53 (5%)	1·00
Good	1006	114 (11%)	2·29 (1·67–3·13)
Average/below average	484	92 (19%)	3·65 (2·62–5·09)
Sensation seeking			
First quartile	792	40 (5%)	1·00
Second quartile	709	59 (8%)	1·60 (1·09–2·35)
Third quartile	484	55 (11%)	2·21 (1·49–3·27)
Fourth quartile	618	105 (17%)	3·27 (2·28–4·68)
Rebelliousness			
First quartile	771	37 (5%)	1·00
Second quartile	549	39 (7%)	1·48 (0·96–2·27)
Third quartile	668	71 (11%)	2·24 (1·53–3·29)
Fourth quartile	615	112 (18%)	4·10 (2·84–5·91)
Self-esteem			
First quartile	676	100 (15%)	1·00
Second quartile	747	68 (9%)	0·64 (0·48–0·86)
Third quartile	760	71 (9%)	0·68 (0·51–0·92)
Fourth quartile	420	20 (5%)	0·35 (0·22–0·56)
Parent characteristics			
Maternal demandingness			
First quartile	617	68 (11%)	1·00
Second quartile	666	71 (11%)	0·97 (0·70–1·33)
Third quartile	755	74 (10%)	0·86 (0·63–1·18)
Fourth quartile	565	46 (8%)	0·72 (0·50–1·04)
Maternal responsiveness			
First quartile	526	78 (15%)	1·00

Table 2. Effect of movie smoking exposure on smoking initiation in all participants, and the interaction between movie smoking exposure and parental smoking in relation to smoking initiation

	Quartile of movie smoking exposure	
	1	2
All participants	1 · 00	2 · 02 (1 · 27–3 · 20)
Parental smoking		
Non-smoker	1 · 00	2 · 32 (1 · 21–4 · 45)
Smoker	2 · 84 (1 · 28–6 · 29)	4 · 77 (2 · 41–9 · 44)

Values are relative risks (95% CI) adjusted for time between surveys and the following baseline characteristics: grade, sex, school, friend smoking, sibling smoking, parent smoking, receptivity to tobacco promotions, school performance, sensation-seeking propensity, rebelliousness, self esteem, parent education, authoritative parenting, and perception of parental disapproval of smoking.

We assessed potential interactions between exposure to movie smoking and age, sex, and social influences (friend, sibling, and parent smoking) on smoking initiation and identified a significant interaction between exposure and parental smoking behaviour (p=0·003). In adolescents with non-smoking parents, the risk of smoking initiation increased substantially with greater exposure to movie smoking. Those with smoking parents had an overall higher risk of smoking initiation, but were less influenced by exposure to movie smoking than those whose parents did not smoke (table 2).

Even after controlling for all other covariates, 52·2% (95% CI 30·0–67·3) of smoking initiation in this cohort can be attributed to exposure to smoking in movies. If the observed association with smoking initiation is assumed to be causal, reducing movie smoking exposure in this study to the lowest quartile would have reduced the proportion who initiated smoking during follow-up from 10·0% to 4·8%. Reducing movie exposure for all children by just one quartile (eg, moving a child from the fourth to the third quartile) would correspond to an attributable risk reduction of 21·4% (12·0–29·8), which would have reduced the proportion who initiated smoking in this study from 10·0% to 7·8%.

Our simulation studies indicate it is unlikely that an unmeasured covariate was responsible for the association between exposure to movie smoking and smoking initiation. To raise the relative risk to the magnitude we recorded, a potential confounder would need to be associated with both movie exposure (with a minimum correlation of 0·2) and smoking initiation (minimum relative risk of 1·2) and be independent of all other covariates we measured. An unmeasured independent covariate would have to have p values of less than 0·00001 associated with both movie exposure and smoking initiation. This is unlikely because any covariate we did not measure would almost certainly be associated with at least one of the measured covariates, so that a substantial proportion of the variability would already be accounted for.

Discussion

Our results suggest that viewing smoking in movies strongly predicts whether or not adolescents initiate smoking, and the effect increases significantly with greater exposure.

Adolescents who viewed the most smoking in movies were almost three times more likely to initiate smoking than those with the least amount of exposure. The magnitude of this association is consistent with the results of our cross-sectional study of adolescents in New England, USA.[20] It is also consistent with the results of other cross-sectional studies that have linked actor smoking with adolescent smoking [18 and 19] and visual media exposure with high risk behaviour in adolescents. [31]

The data suggest that children with non-smoking parents are especially susceptible to the effect of movie smoking exposure. Children with parents who smoke might have a more realistic view of smoking, so they are less likely to be influenced by the glamorous portrayal of smoking in movies. However, an equally plausible explanation is that children with parents who smoke are already at a higher risk for smoking initiation, so their risk is less likely to be raised by other social influences. Further research is needed to understand this interaction fully.

Although it is not feasible to completely measure an adolescents' total lifetime exposure to smoking in movies, every survey in our study contained 50 randomly selected movies from a larger sample of 601 films, stratified by rating. Thus, our assessment is an unbiased estimate of adolescents' exposure to smoking in popular, contemporary movies. Unlike most measures of exposure to tobacco marketing, this assessment reflects actual exposure rather than adolescents' attention, attitudes or predispositions to smoking. However, because almost all R-rated movies contain smoking,[9] we could not separate the effects of an R-rating and smoking content. Consequently, we cannot exclude the possibility that some other aspect of R-rated movies influences smoking initiation. However, more than 40 years of research shows that observers imitate specific behaviours they see modelled. [32 and 33] Thus, our inference that adolescents imitate smoking behaviour seen in movies seems reasonable. The generalisability of our findings might be restricted because our sample included a mainly white, rural population.

The effect of exposure to movie smoking is important, both because the effect on smoking initiation is moderately strong and because the exposure is almost universal. Based on the lists of 50 randomly selected movies, only five (0·2%) participants were unexposed to movie smoking. If the link between exposure to smoking in movies and smoking initiation proves to be causal, our data suggest that eliminating adolescents' exposure to movie smoking could reduce smoking initiation by half. However, we recognise that the equation might not be that simple, since many factors affect movie exposure and its effect on adolescent behaviour. We controlled for as many of these factors as possible, and our sensitivity analysis suggests that an unmeasured variable is unlikely to account for the association between exposure to movie smoking and smoking initiation. Because the follow-up period for this study was brief, we could not assess the possibly greater effects of longer term exposure. Consequently, the effect of reducing exposure to smoking in movies over many years could be larger than that we recorded. Nonetheless, it is important to point out that this study links movie smoking exposure with smoking initiation, and not all initiators will become established smokers. Further research is needed to assess the effect of exposure to smoking in movies on long-term smoking behaviour.

Contributors

M Dalton, J Sargent, M Beach, J Tickle, and T Heatherton designed the study, developed the surveys and content analysis, and directed the research. L Titus-Ernstoff provided input on the analytical approach and co-wrote the report. M Ahrens contributed to survey development and coordinated survey administration. M Beach and J Gibson did the statistical analysis. All authors contributed to the interpretation of the data and reviewed the final report.

Conflict of interest statement

None declared.

http://image.thelancet.com/extras/03art1353web.pdf

See Commentary page 258

Acknowledgements

This study was funded by the National Cancer Institute (CA-77026). We thank E Robert Greenberg for his input on the analysis and presentation of the data, Daniel Nassau and Ezra Hays for coding the movies, Bill Harper for building the CATI system, Susan Martin for providing administrative support for the study, and Anna Adachi-Mejia and Susan Remacle for preparing the report.

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24. S.C. Carvajal, D.E. Wiatrek, R.I. Evans, C.R. Knee and S.G. Nash, Psychosocial determinants of the onset and escalation of smoking: cross-sectional and prospective findings in multiethnic middle school samples. *J Adolesc Health* **27** (2000), pp. 255–265. Abstract | **Full Text + Links** | PDF (196 K)

25. J.P. Pierce, W.S. Choi, E.A. Gilpin, A.J. Farkas and C.C. Berry, Tobacco industry promotion of cigarettes and adolescent smoking. *JAMA* **279** (1998), pp. 511–515.

26. C. Jackson, L. Henriksen and V.A. Foshee, The Authoritative Parenting Index: predicting health risk behaviors among children and adolescents. *Health Educ Behav* **25** (1998), pp. 319–337.

27. J.D. Sargent and M.A. Dalton, Does parental disapproval of smoking prevent adolescents from becoming established smokers?. *Pediatrics* **108** (2001), pp. 1256–1262.

28. P. McCullagh and J.A. Nelder. *Generalized linear models*, Chapman and Hall, London (1989).

29. A.F. Connors, Jr, T. Speroff, N.V. Dawson *et al.*, The effectiveness of right heart catheterization in the initial care of critically ill patients. SUPPORT Investigators. *JAMA* **276** (1996), pp. 889–897.

30. J.P. Pierce, W.S. Choi, E.A. Gilpin, A.J. Farkas, R.K. Merritt and G. Giovino, Validation of susceptibility as a predictor of who takes up smoking in the United States. *Health Psychol* **15** (1996), pp. 355–361. Abstract | **Abstract + References** | PDF (559 K)

31. J.D. Klein, J.D. Brown, K.W. Childers, J. Oliveri, C. Porter and C. Dykers, Adolescents' risky behavior and mass media use. *Pediatrics* **92** (1993), pp. 24–31.

32. A. Bandura, Influence of models' reinforcement contingencies on the acquisition of imitative responses. *J Abnorm Psychol* **66** (1965), pp. 575–582.

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Corresponding author. **Correspondence to:** Dr Madeline A Dalton, Department of Paediatrics, Dartmouth Medical School, One Medical Center Drive, , Lebanon, NH 03756, , USA

EXHIBIT B (rposes)

PEDIATRICS Vol. 114 No. 1 July 2004, pp. 149-156

Effect of Parental R-Rated Movie Restriction on Adolescent Smoking Initiation

A Prospective Study

Objective. To determine if young adolescents who report that their parents restrict viewing R-rated movies have a lower risk of trying smoking in the future.

Design. Prospective observational study. Students from 15 schools in New Hampshire and Vermont, randomly selected from all middle schools with >150 students, were surveyed in 1999. Baseline never-smokers were surveyed again by telephone 13 to 26 months later to determine smoking status.

Outcome Measure. Trying smoking during the follow-up period.

Results. The majority of the 2596 students were white, with ages ranging from 10 to 14 years. Nineteen percent reported that their parents never allowed them to view R-rated movies, 29% were allowed once in a while, and 52% were allowed sometimes or all the time. Ten percent of students tried smoking during the follow-up period. Smoking-initiation rates increased as parental restriction of R-rated movies decreased (2.9% for adolescents reporting that their parents never allowed them to view R-rated movies, 7.0% for those allowed to view them once in a while, and 14.3% for those allowed to view them sometimes or all the time). There was a strong and statistically significant effect of parental R-rated movie restriction on adolescent smoking even after controlling for sociodemographics, social influences (friend smoking, receptivity to tobacco promotions), parenting style (maternal support and control, parental disapproval of smoking), and characteristics of the adolescent (school performance, sensation seeking, rebelliousness, self-esteem). Compared with adolescents whose parents never allowed them to view R-rated movies, the adjusted relative risk for trying smoking was 1.8 (95% confidence interval [CI]: 1.1, 3.1) for those allowed to watch them once in a while and 2.8 (95% CI: 1.6, 4.7) for those allowed to watch them sometimes or all the time. The effect was especially strong among adolescents not exposed to family (parent or sibling) smoking, among whom the adjusted relative risk for smoking was 4.3 (95% CI: 1.4, 13) for those allowed to view R-rated movies once in a while and 10.0 (95% CI: 3.6, 31) for those allowed to view them sometimes or all the time.

EXHIBIT B, page 2

Conclusions. Parental restriction from watching R-rated movies strongly predicts a lower risk of trying smoking in the future. The effect is largest among adolescents not exposed to family smoking. By exerting control over media choices and by not smoking themselves, parents may be able to prevent or delay smoking in their children.

James D. Sargent, MD[*,‡,§], Michael L. Beach, MD, PhD[§,||], Madeline A. Dalton, PhD[*,§], Linda Titus Ernstoff, PhD[‡,§], Jennifer J. Gibson, MA[‡,§], Jennifer J. Tickle, PhD[¶] and Todd F. Heatherton, PhD[¶]

[*] Departments of Pediatrics
[‡] Community and Family Medicine
[§] Norris Cotton Cancer Center, Dartmouth Medical School, Lebanon, New Hampshire
[||] Department of Anesthesiology, Dartmouth-Hitchcock Medical Center Lebanon, New Hampshire
[¶] Department of Psychological and Brain Sciences, Dartmouth College, Hanover, New Hampshire

Key Words: smoking • mass media • parenting • movies

Abbreviations: RR, relative risk • CI, confidence interval

Received for publication Sep 19, 2003; accepted Mar 2, 2004.



EXHIBIT C

July 2004, Vol 94, No. 7 | American Journal of Public Health 1239-1244

RESEARCH AND PRACTICE

Do Favorite Movie Stars Influence Adolescent Smoking Initiation?

Janet M. Distefan, PhD, John P. Pierce, PhD and Elizabeth A. Gilpin, MS

At the time the research for this article was completed, Janet M. Distefan was with the Cancer Prevention and Control Program, Cancer Center, University of California, San Diego. John P. Pierce and Elizabeth A. Gilpin are with the Cancer Prevention and Control Program, Cancer Center, University of California, San Diego.

Correspondence: *Requests for reprints should be sent to John P. Pierce, PhD, Cancer Prevention and Control Program, Cancer Center, University of California, San Diego, La Jolla, CA 92093-0645 (e-mail: jppierce@ucsd.edu).*

Objectives. We sought to determine whether adolescents whose favorite movie stars smoke on-screen are at increased risk of tobacco use.

Methods. During interviews, adolescent never smokers taking part in the California Tobacco Survey nominated their favorite stars. We reviewed popular films released during 1994 through 1996 to determine whether stars smoked on-screen in at least 2 films.

Results. One third of never smokers nominated a star who smoked on-screen, which independently predicted later smoking risk (odds ratio [OR] = 1.36; 95% confidence interval [CI] = 1.02, 1.82). The effect was strong among girls (OR = 1.86; 95% CI = 1.26, 2.73). Among boys, there was no independent effect after control for receptivity to tobacco industry promotions.

Conclusions. Public health efforts to reduce adolescent smoking must confront smoking in films as a tobacco marketing strategy.

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Modifying Exposure to Smoking Depicted in Movies

A Novel Approach to Preventing Adolescent Smoking

James D. Sargent, MD; Madeline A. Dalton, PhD; Todd Heatherton, PhD; Mike Beach, MD, PhD

Arch Pediatr Adolesc Med. 2003;157:643-648.

Background Most behavioral approaches to adolescent smoking address the behavior directly. We explore an indirect approach: modifying exposure to portrayals of smoking in movies.

Objectives To describe adolescents' exposure to smoking in movies and to examine factors that could modify such exposure.

Design Occurrences of smoking were counted in each of 601 popular movies. Four thousand nine hundred ten northern New England junior high school students were asked to report which movies they had seen from a randomly generated subsample of 50 films, and responses were used to estimate exposure to the entire sample.

Analysis The outcome variable was exposure to movie smoking, defined as the number of smoking occurrences seen. Risk factors for exposure included access to movies (mov channels, videotape use, and movie theater); parenting (R [restricted]-rated movie restrictions, restrictions, parenting style); and characteristics of the child (age, sex, school performance, sen seeking propensity, rebelliousness, and self-esteem). We used multiple regression to assess the association between risk factors and exposure to movie smoking.

Results Subjects had seen an average of 30% of the movie sample (interquartile range, 20%- from which they were exposed to 1160 (interquartile range, 640-1970) occurrences of smoking. multivariate model, exposure to movie smoking increased (all *P* values <.001) by about 10% fo additional movie channel and for every 2 videos watched per week. Exposure increased by 30% going to the movie theater more than once per month compared with those who did not go at al restriction on viewing R-rated movies resulted in a 50% reduction in exposure to movie smokin was no association between parenting style and exposure to movie smoking. Much of the protec of parent R-rated movie restriction on adolescent smoking was mediated through lower exposur smoking.

EXHIBIT D, page 2

Conclusions Adolescents see thousands of smoking depictions in movies, and this influences tl
attitudes and behavior. Exposure to movie smoking is reduced when parents limit movie access.
parents to monitor and enforce movie access guidelines could reduce adolescent smoking in an i
yet powerful, manner.

From the Departments of Pediatrics (Drs Sargent and Dalton) and Anesthesia (Dr Beach) and th
Cotton Cancer Center (Drs Sargent and Dalton), Dartmouth Medical School, and the Departmen
Psychological and Brain Sciences, Dartmouth College (Dr Heatherton), Hanover, NH.

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Pediatrics 2004;114:149-156.
ABSTRACT | FULL TEXT

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Arch. Dis. Child. 2003;88:1136-1137.
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Is the Big Screen Going Up in Smoke?
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American Medical Association

Physicians dedicated to the health of America

EXHIBIT E


AMERICAN MEDICAL ASSOCIATION

Michael D. Maves, MD, MBA
Executive Vice President, CEO

515 North State Street
Chicago, Illinois 60610

312 464-5000
312 464-4184 Fax

October 17, 2002

Stanton A. Glantz, PhD
Professor of Medicine
University of California-San Francisco
530 Parnassus
Suite 366, Box 1390
San Francisco, CA 94143-0130

Dear Dr. Glantz:

The American Medical Association (AMA) is pleased to support the goals of the Smokefree Movies project. We agree that the use of smoking in movies is often gratuitous, serving no purpose but to glamorize and inappropriately reinforce smoking as a desirable behavior. This is particularly problematic as it applies to youth, since smoking in movies has been shown in several studies to be a risk factor for initiation of smoking by adolescents.

We also support your four policy recommendations to reduce tobacco use in movies:

- **Certify no payoffs**. Movie producers should post a certificate in the credits at the end of movies declaring that no one on the production received anything of value in exchange for using or displaying tobacco products.
- **Require strong anti-smoking ads**. Studios and theaters should run effective counter-tobacco advertising (not produced by tobacco companies) before films with any tobacco presence, regardless of the film's rating.
- **Stop identifying tobacco brands**. No tobacco brand identification should be present in movies, nor should brand images appear in action or background scenes (i.e., billboards).
- **Rate smoking movies "R."** The Rating Board should issue an "R" rating to films that show smoking or the use of tobacco advertisement and brand images. Such films could be rated less severely, however, if by a special vote the Rating Board feels that the presentation of tobacco use clearly and unambiguously reflects the dangers and consequences of tobacco use so that a lesser rating would more responsibly reflect the opinion of American parents.

We wish your project every success.

Sincerely,

Michael D. Maves, MD, MBA


California
Department of
Health Services

State of California—Health and Human Services Agency

Department of Health Services

EXHIBIT F (2 pages)



DIANA M. BONTÁ, R.N., Dr. P.H.
Director

GRAY DAVIS
Governor

December 5, 2002

M. Cass Wheeler, CEO
American Heart Association
National Center
7272 Greenville Avenue
Dallas, TX 75231

Dear M. Cass Wheeler:

I am writing to all three national organizations to request your support for the assignment of an R rating by the Motion Picture Association of America (MPAA) to films that depict tobacco use.

Striking new data indicates that 92 percent of PG 13 films playing in theaters today contain smoking. This is the highest level of tobacco content ever identified.[1]

New research also attributes smoking in movies as a significant risk factor for influencing youth uptake of tobacco. Teens who have seen the greatest volume of smoking in films are three times more likely to initiate tobacco use and 16 times more likely to have a positive attitude towards smoking.[2]

Additionally, Hollywood is now producing more PG 13 films compared to R rated films than in years past. In 1997/98, 50 percent of movies were rated R while 38 percent were rated PG 13. Today, 27 percent are rated R, while 49 percent are rated PG 13.[3]

It is imperative that America's most renown and powerful public health agencies speak with a unified voice and call upon the MPAA to treat promotion of tobacco in films as seriously as it treats the use of foul language. Current films containing more than one expletive are issued an R rating by the MPAA Rating Board. Clearly, America's parents deserve the same standard of forewarning for promotion of a product that results in youth tobacco addiction and eventual illness and death.

The California Department of Health, Services Tobacco Control Section (CDHS/TCS), strongly supports an R rating standard for tobacco use in films. Indeed, CDHS/TCS is

[1] Survey of 50 top-grossing films by the American Lung Association "STARS" project, July – October 2002.
[2] James D. Sargent, et. al, American Journal of Preventative Medicine, 2002.
[3] "Tobacco Use in Movies" American Lung Association, Thumbs Up! Thumbs Down! Annual Report Card.

EXHIBIT F, Page 2

funding the American Lung Association of Sacramento-Emigrant Trails' "STARS" project to initiate a grass roots campaign leading to an R rating adoption. CDHS/TCS is facilitating the creation of a statewide coalition, sponsoring a training symposium scheduled for February 2003, and assisting with the development of a website and advocacy tools for use by the coalition and other agencies nationwide.

It is my deepest hope that you will join with the World Health Organization (WHO), the American Medical Association, the Los Angeles County Department of Public Health, the University of California, San Francisco's Smoke Free Movies project, the State of New York, and CDHS/TCS by calling upon what amounts to a straight forward addition to the MPAA rating system. Your support is critical to this effort.

I urge you to act swiftly to commit your allegiance and publicly demonstrate your support for this important public health measure.

Lastly, it is my understanding that your agency withdrew from a recent press conference in Hollywood at which the WHO announced its support of an R rating for smoking in films. I am very disappointed that your agency chose to be silent on this issue. It is my hope that this is but a momentary lapse and that your agency will quickly announce its support for this important public health issue.

If you should have any questions please contact, Tacey L. Derenzy, Program Consultant, Local Programs Unit, TCS, at (916) 445-2566.

Sincerely,

Dileep Bal, M.D., Chief
Cancer Control Branch

cc: See Next Page

WORLD HEALTH ORGANIZATION  ORGANISATION MONDIALE DE LA SANTE

EXHIBIT G (2 pages)

Téléphone Central/Exchange: (+41 22) 791.21.11
Direct: (+41 22) 791.
Email:

In reply please refer to: TFI S14-348-1
Prière de rappeler la référence:

Your reference:
Votre référence:

Stanton A. Glantz, Ph.D.
Professor of Medicine
University of California
San Francisco, CA 94143
U.S.A.

11 September 2002

Dear Professor Glantz,

We are writing to endorse the SmokeFreeMovies project. Smoking in the movies is a major problem worldwide because it represents such a powerful promotional force for tobacco use. It not only encourages children to begin smoking but helps reinforce tobacco industry marketing images that smoking is a way to increase your social status as adults. The American motion picture industry plays a crucial role in creating this problem because of the worldwide reach of the movies it makes and its role as exemplar for other filmmakers.

To highlight the importance of this problem, WHO will focus on SMOKING IN FILMS on World No Tobacco Day 2003. We are making your web site, smokefreemovies.ucsf.edu, a central resource for this effort.

We have also carefully reviewed the four policy recommendations that you are making to reduce the effectiveness of movies as promotional devices for tobacco:

- Certify No PayOffs. The producers should post a certificate in the credits at the end of the movie declaring that nobody on the production received anything of value (cash money, free cigarettes or other gifts, free publicity, interest free loans or anything else) from anyone in exchange for using or displaying tobacco.

- Require Strong AntiSmoking Ads. Studios and theatres should require a genuinely strong anti-smoking ad (not one produced by a tobacco company) to run before any film with any tobacco presence, regardless of its rating.

- Stop Identifying Tobacco Brands. There should be no tobacco brand identification nor the presence of tobacco brand imagery (such as billboards) in the action or background of any movie scene.

...../

- Rate Smoking Movies "R." Even one use of tobacco or presentation of tobacco advertising or similar pro-tobacco imagery must lead the Rating Board to issue a film an "R" rating. These films can be rated less severely, however, if by a special vote, the Rating Board feels that the presentation of tobacco clearly and unambiguously reflects the dangers and consequences of tobacco use so that a lesser rating would more responsibly reflect the opinion of American parents.

WHO agrees that these are reasonable and carefully crafted steps that can be implemented without censorship or infringing on the creative process. Therefore, we are pleased to inform you that WHO has officially endorsed these recommendations and will be recommending them to appropriate organizations worldwide.

We also urge all nongovernmental organizations concerned about public health to endorse these policies and the motion picture industry to adopt and implement them.

Thank you for your leadership in this area. We look forward to working with you on this issue.

Yours sincerely,

Dr Derek Yach
Executive Director
Noncommunicable Diseases and
Mental Health

To Heather Maples, Esq.
Corp Fin
SEC

From Paul M. Neuhauser
941-349-6164

Re: Shareholder Proposal Submitted to Walt Disney

# of pages, including this page = 12

Exhibits of 22 pages being sent by separate fax.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

November 22, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Walt Disney Company

Via fax

Dear Sir/Madam:

I have been asked by the Sinsinawa Dominicans, Inc., Christus Health, Trinity Health, Catholic Healthcare West, the Bon Secours Health System, Inc., the Catholic Equity Fund, the Dominican Sisters of Springfield Illinois, the Congregation of the Sisters of St. Agnes, the Brethren Benefit Trust and the As You Sow Foundation (who own, in total, approximately 235,000 shares of common stock of The Walt Disney Company and who are hereinafter referred to collectively as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Walt Disney Company (hereinafter referred to either as "Disney" or the "Company"), and which has submitted a shareholder proposal to Disney, to respond to the supplemental letter dated November 30, 2004, sent to the Securities & Exchange Commission by Wachtell Lipton Rosen & Katz on behalf of the Company, in which Disney reiterates its view that the Proponents' shareholder proposal may be excluded from its year 2005 proxy statement by virtue of Rules 14a-8(i)(7) and 8(i)(3).

We believe that only one point need be made in response to the Company's November 30 letter. The Company claims that circumstances have not changed since the Staff ruling last year in *Time Warner, Inc.* (February 6, 2004). However, that is the wrong point in time from which to measure. There have been seismic changes since the Staff last examination of the issue in 1997. In the *Time Warner* letter, the proponents brought no evidence of any change in circumstances to the attention of the Staff. Since the Staff was unaware of the changes in medical knowledge, it, not surprisingly, and without reexamination of the underlying issue, reaffirmed its 1997 ruling. The measuring point from which one must look at social and medical developments is therefore 1997, not February, 2004.

In conclusion, we again request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Pamela S. Seymon
All Proponents
Rev. Michael Crosby
Dr, Stanton A. Glantz
Sister Pat Wolf

To: Heather Maples
Corp Fin
SEC
202-942-9525

From: Paul M. Neuhauser

Re: Shareholder proposal to Disney

# of pages, including this page = 3

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

November 30, 2004

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by the Sinsinawa Dominicans, Inc. et al. for Inclusion in the 2005 Proxy Statement of The Walt Disney Company**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"), in response to the November 22, 2004 letter from Paul M. Neuhauser on behalf of the Sinsinawa Dominicans, Inc., Christus Health, the Dominican Sisters of Springfield Illinois, Catholic Healthcare West, As You Sow, Trinity Health, Congregation of Sisters of St. Agnes, Brethren Benefit Trust, Inc., the Catholic Equity Fund, and Bon Secours Health System, Inc. (collectively, the "Sponsors") to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal and supporting statement (the "Proposal") submitted by the Sponsors for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2005 annual meeting of shareholders (the "2005 Proxy Materials"). A copy of the Sponsors' letter is attached hereto as Annex A (the "Sponsors' Response Letter").

On October 15, 2004, we submitted a letter (the "Request Letter") on behalf of the Company to request confirmation from the Staff of the Division of Corporation Finance (the "Staff") that it would not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2005 Proxy Materials. The Sponsors' Response Letter is the Sponsors' response to the Request Letter.

We are of the view that the Sponsors' arguments, as set forth in the Sponsors' Response Letter, are flawed and do not adequately address our arguments in the Request Letter. We therefore continue to believe that the Company may exclude the Proposal from the 2005 Proxy Materials for each of the reasons given in the Request Letter: Rules 14a-8(i)(7) and 14a-8(i)(3). The reasons for our conclusions in these regards are described in the Request Letter and further articulated below. In addition, we feel compelled to bring to the Staff's attention several items presented in the Sponsors' Response Letter.

I. The Proposal may be Excluded Because it Relates to the Company's Ordinary Business Operations

The Staff has consistently concurred in the exclusion of shareholder proposals nearly identical to the Proposal, on the basis that such proposals involve "ordinary business operations" within the meaning of Rule 14a-8(i)(7). The Sponsors' Response Letter does not contest this fact. Instead, Mr. Neuhauser asks the Staff to "reverse its position" in this regard. The Staff is asked to take this extreme measure based on the allegation that "since 1997 there has been a seismic shift in the medical understanding" of the alleged causal relationship between movies and adolescent smoking, and the odd implication that this would in turn remove the Proposal from the realm of ordinary business operations. For the reasons explained below, any changes in medical attitudes between 1997 and today do not support the Staff's reversal of its clear position with respect to proposals like the one put forth by the Sponsors.

For one, this issue has *not* been dormant for seven years, as Mr. Neuhauser implies, but rather was considered by the Staff on nearly identical facts just a few months ago, and decided in the registrant's favor at that time. See Time Warner, Inc. (February 6, 2004). The Sponsors' Response Letter is quick to "acknowledge the fact that in 1997 the Staff ruled out a similar proposal on ordinary business grounds," in *The Walt Disney Company* (November 10, 1997). Strangely, however, the Sponsors' Response Letter completely overlooks *Time Warner, Inc.*, which was also discussed at length in our Request Letter, and in which the Staff very recently affirmed the position it expressed in *The Walt Disney Company* in this regard. In *Time Warner, Inc.*, the Staff agreed that a proposal that a committee of directors be formed "to review data linking tobacco use by teens with tobacco use in [the registrant's] youth-rated movies" and to "make appropriate recommendations to the Board" regarding new corporate policies in this regard could be omitted as related to the registrant's "ordinary business operations (*i.e.*, the nature, presentation and content of programming and film production)." The Sponsors' Proposal is nearly identical to the proposal at issue in *Time Warner, Inc.* As a result, in light of *Time Warner, Inc.*, and given that the dates of the medical reports cited in the Sponsors' Response

Letter cannot support the notion that any "seismic shift" in medical opinion has taken place over the past nine months, Mr. Neuhauser's argument is wholly unpersuasive.

Moreover, the issue here is not whether there is a causal relationship between movies and adolescent smoking, but whether producing a report such as the one sought in the Proposal would interfere with the Company's "ordinary business operations" within the meaning of Rule 14a-8(i)(7). The production and distribution of motion pictures and television programs constitutes one of the core lines of business of the Company and its subsidiaries, and the Company's policies with respect to the selection, production, content and manner of distribution of these products constitute an essential element of the conduct of these businesses. The Proposal, in its call for (i) a report regarding the impact on adolescent health arising from exposure to smoking in movies or other Company programming and (ii) a report on relevant corporate plans to minimize such impacts, improperly interferes with the Company's operation of its business, and is substantively identical to the proposal recently held excludable in *Time Warner, Inc.* pursuant to Rule 14a-8(i)(7). In short, *Time Warner, The Walt Disney Company* and the numerous other no-action letters cited in Part II of the Request Letter clearly support exclusion of the Proposal pursuant to Rule 14a-8(i)(7).

Accordingly, for the foregoing reasons and as further explained in the Request Letter, the Company intends to exclude the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7). The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. <u>The Proposal may be Excluded Because it is Vague and Indefinite</u>

A vague and indefinite proposal is excludable pursuant to Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin 14B (September 15, 2004). In the Request Letter, we gave specific examples of how the Proposal is vague and indefinite. The Sponsors' Response Letter makes no attempt to clarify the Proposal. Instead, it suggests that the Company's shareholders can simply vote on "the policy question" and, if the Proposal passes, the Board can implement it either by turning "to experts to design the study," or, in the alternative, by relying on "the Dartmouth study" cited in the Sponsors' Response Letter. Because the Sponsors themselves are not certain what they are seeking, and the goal of the Proposal is not clear on its face, the Proposal is vague and indefinite, and thus excludable. <u>See</u> Staff Legal Bulletin No. 14B (September 15, 2004); <u>see</u> <u>also</u> Eastman Kodak Company (March 3, 2003); Alcoa Inc. (December 24, 2002); Bristol-Myers Squibb Co. (February 1, 1999).

Accordingly, for the foregoing reasons and as further explained in the Request Letter, the Company intends to exclude the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3). The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned, Pamela S. Seymon, at (212) 403-1205. If you can please fax any Staff response to the Request Letter to Roger Patterson of the Company at (818) 563-4160, we will ensure that the Staff response is immediately mailed by overnight courier to the Sponsors and faxed to Mr. Neuhauser at his fax number (914-349-6164).

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

Pamela S. Seymon

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

November 22, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Walt Disney Company

Via fax

Dear Sir/Madam:

I have been asked by the Sinsinawa Dominicans, Inc., Christus Health, Trinity Health, Catholic Healthcare West, the Bon Secours Health System, Inc., the Catholic Equity Fund, the Dominican Sisters of Springfield Illinois, the Congregation of the Sisters of St. Agnes, the Brethren Benefit Trust and the As You Sow Foundation (who own, in total, approximately 235,000 shares of common stock of The Walt Disney Company and who are hereinafter referred to collectively as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Walt Disney Company (hereinafter referred to either as "Disney" or the "Company"), and which has submitted a shareholder proposal to Disney, to respond to the letter dated October 15, 2004, sent to the Securities & Exchange Commission by Wachtell Lipton Rosen & Katz on behalf of the Company, in which Disney contends that the Proponent's shareholder proposal may be excluded from the Company's year 2005 proxy statement by virtue of Rules 14a-8(i)(7) and 8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of

Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Disney's year 2005 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal calls for the Company to prepare a report on the health impact on adolescents arising from certain of the Company's actions.

RULE 14a-8(i)(7)

1.

We acknowledge the fact that in 1997 the Staff ruled out a similar proposal on ordinary business grounds. See *The Walt Disney Company* (November 10, 1997). The Staff has subsequently reaffirmed that position, without however, reexamining the underlying question of whether, because of changes in the medical literature and the understanding of public health authorities, it is appropriate to change the Staff position. In this connection, we note that the Commission stated in Rel 34-40018 (May 21, 1998):

> From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes.

We believe that advances in medical research since 1997 should compel the Staff to reexamine its position and determine that the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(7) because it raises an important policy issue.

2.

Smoking by adolescents is one of the most important health problems facing the United States. In August, 1999, the Center for Disease Control published its "Best Practices for Comprehensive Tobacco Control Programs". The Executive Summary begins as follows:

> Tobacco use is the single most preventable cause of death and disease in our society. Most people begin using tobacco in early adolescence, typically by age 16; almost all first use occurs before high school graduation. Annually, tobacco use causes more than 430,000 deaths and costs the Nation approximately $50–$73 billion in medical expenses alone. . . . The goal of comprehensive tobacco control programs is to reduce disease, disability, and death related to tobacco use by

- Preventing the initiation of tobacco use among young people.
- Promoting quitting among young people and adults.
- [final two objectives omitted.]

The concern that if the widespread death and other health problems caused by smoking is to be reduced, there must be a sharp reduction in adolescent smoking is also reflected in the fact that one of the key aspects of the $246 billion Master Settlement Agreement entered into in 1998 by the tobacco industry and the attorneys general of 46 states was the restriction on advertising to kids. In 1999 the National Conference of State Legislators published a summary of the settlement. Its description of the substantive (non-financial or enforcement) provisions of the Settlement is as follows:

The Tobacco Settlement at a Glance

Public Health/Youth Access

Prohibits youth targeting in advertising, marketing and promotions by:

- **Banning cartoon characters in advertising;**
- **Restricting brand-name sponsorships of events with significant youth audiences;**
- **Banning outdoor advertising;**
- **Banning youth access to free samples; and**
- **Setting minimum cigarette package size at 20 (sunsets 12/31/01).**

Creates a National Foundation ($250 million over next 10 years) and a Public Education Fund ($1.45 billion between 2000-2003).

Changing Corporate Culture

- **Requires the industry to make a commitment to reducing youth access and consumption.**
- **Disband tobacco trade associations.**
- **Restricts industry lobbying.**
- **Opens industry records and research to the public.**

As can be seen, the substantive provisions deal almost exclusively with smoking by youth. There can be no doubt that smoking by youth and adolescents raises an important public policy issue. Consequently, shareholder proposals that address the issue, whether addressed to tobacco companies or to other companies that themselves CASUSE increases in youth and adolescent smoking, raise such important policy issues for the registrant as to preclude the application of Rule 14a-8(i)(7) to such proposals.

Movie companies are a causal factor in youth and adolescent smoking. Unlike media companies that passively accept advertising, films themselves are causally related to increases in youth smoking and consequently to death and disease.

A recent edition of the Center for Disease Control's Morbidity and Mortality Weekly Report discussed research on the incidence of smoking among high school students during the period 1991-2003. See 53 MMWR Weekly 499-503 (June 18, 2004). The Center for Disease Control report noted that at the outset of the Report that:

> Cigarette use is the leading preventable cause of death in the United States. One of the national health objectives for 2010 is to reduce the prevalence of current cigarette use among high school students to $\leq$16% (objective no. 27-2b).

The Report noted that although smoking among high-school students had declined, there were three factors, one of which was "*the frequency with which smoking is depicted in films*", which "might have slowed the rate of decline in cigarette use among young persons". (Emphasis supplied.) The Report stated:

> Factors that might have slowed the rate of decline in cigarette use among young persons include 1) tobacco industry expenditures on tobacco advertising and promotion, which increased from $5.7 billion in 1997 to $11.2 billion in 2001; 2) reductions in Master Settlement Agreement funds used for tobacco-use prevention; and 3) the frequency with which smoking was depicted in films.

That smoking in films has a causal relationship to increases in youth smoking has been established in the medical literature.

The most significant evidence is from the Dartmouth longitudinal study, which tracked 3,500 adolescents from 1999 to 2001. The study, undertaken at the Dartmouth Medical School, found that, *after controlling for all other factors* related to teenage smoking initiation, the effect of exposure to smoking in movies is *strong* (on average, those who saw the most smoking on screen were three times as likely to start smoking as those who saw the least) and *dose-related* (i.e., directly proportional). As important for policy, the Dartmouth study also found that *reducing* adolescent exposure to smoking in movies had an equal and opposite effect on smoking initiation. The Abstract of the article, which appears in 362 The Lancet 281-285 (26 July 2003), reads as follows (for the connivance of the Staff, the complete article is attached as Exhibit A):

Abstract

Background Exposure to smoking in movies has been linked with adolescent smoking initiation in cross-sectional studies. We undertook a prospective study to ascertain whether exposure to smoking in movies predicts smoking initiation.
Method We assessed exposure to smoking shown in movies in 3547 adolescents, aged 10–14 years, who reported in a baseline survey that they had never tried smoking. Exposure to smoking in movies was estimated for individual respondents on the basis of the number of smoking occurrences viewed in unique samples of 50 movies, which were randomly selected from a larger sample pool of popular contemporary movies. We successfully re-contacted 2603 (73%) students 13–26 months later for a follow-up interview to determine whether they had initiated smoking.
Findings Overall, 10% (n=259) of students initiated smoking during the follow-up period. In the highest quartile of exposure to movie smoking, 17% (107) of students had initiated smoking, compared with only 3% (22) in the lowest quartile. After controlling for baseline characteristics, adolescents in the highest quartile of exposure to movie smoking were 2·71 (95% CI 1·73–4·25) times more likely to initiate smoking compared with those in the lowest quartile. The effect of exposure to movie smoking was stronger in adolescents with non-smoking parents than in those whose parent smoked. In this cohort, 52·2% (30·0–67·3) of smoking initiation can be attributed to exposure to smoking in movies.
Interpretation Our results provide strong evidence that viewing smoking in movies promotes smoking initiation among adolescents.

The first paragraph of the section entitled "Discussion" in the article describing the Dartmouth longitudinal study reads as follows:

> Our results suggest that viewing smoking in movies strongly predicts whether or not adolescents initiate smoking, and the effect increases significantly with greater exposure. Adolescents who viewed the most smoking in movies were almost three times more likely to initiate smoking than those with the least amount of exposure. The magnitude of this association is consistent with the results of our cross-sectional study of adolescents in New England, USA. It is also consistent with the results of other cross-sectional studies that have linked actor smoking with adolescent smoking and visual media exposure with high risk behaviour in adolescents.

Elsewhere, the article on the Dartmouth longitudinal study states (in the section entitled "Results"):

> . . . Relative to the lowest quartile of movie smoking exposure, the risk for smoking initiation increased with each successive quartile of exposure (table 1). Although the relative risks were attenuated, the relation between exposure to movie smoking and smoking initiation remained significant after adjustment for all baseline covariates. Compared with the lowest exposure level, adolescents in the second, third and fourth quartiles were two to three times more likely to initiate smoking during follow-up (table 2). . . .

> Even after controlling for all other covariates, 52·2% (95% CI 30·0–67·3) of smoking initiation in this cohort can be attributed to exposure to smoking in movies. If the observed association with smoking initiation is assumed to be causal, reducing movie smoking exposure in this study to the lowest quartile would have reduced the proportion who initiated smoking during follow-up from 10·0% to 4·8%. Reducing movie exposure for all children by just one quartile (eg, moving a child from the fourth to the third quartile) would correspond to an attributable risk reduction of 21·4% (12·0–29·8), which would have reduced the proportion who initiated smoking in this study from 10·0% to 7·8%.
>
> Our simulation studies indicate it is unlikely that an unmeasured covariate was responsible for the association between exposure to movie smoking and smoking initiation. . . .

The significance of the Dartmouth longitudinal study is described in an accompanying commentary by Dr. Stanton A. Glantz (University of California) that also appeared in The Lancet (vol 362, pp 258-259). Dr. Glantz summary of the significance of the Dartmouth longitudinal study stated in part:

> There is already a strong case, from cross-sectional and experimental studies [footnotes omitted], that smoking in movies increases adolescent smoking. Such studies, whilst important, always suffer from the limitation that they represent a snapshot in time that might miss some important factor. Longitudinal studies, which follow up people over time and monitor changes in smoking behaviour while simultaneously measuring exposure (to movies showing smoking, in this case), provide the strongest evidence for causality that can be obtained in a population-based study.
>
> This association between smoking in movies and increased rates of smoking by adolescents makes the report in this issue of The Lancet by Madeline Dalton and colleagues especially important. These investigators provide the strongest and most convincing evidence to date that smoking in movies promotes initiation of smoking in adolescents, and show that this effect is very large. After controlling for a wide variety of other effects—grade in school, sex, school, friend smoking, sibling smoking, parent smoking, receptivity to tobacco promotions, school performance, sensation-seeking propensity, rebelliousness, self esteem, parent's education, authoritative parenting, and perception of parental disapproval of smoking—52·2% of smoking initiation in the 10–14-year-olds that were studied was attributed to seeing smoking in movies.
>
> This effect is stronger than the effect of traditional cigarette advertising and promotion, which accounts for "only" 34% of new experimentation, probably because, as the tobacco industry has known for decades, the subliminal effects of smoking in movies is a more powerful force than overt advertising.

Smoking in movies nearly triples the relative risk that an adolescent will start smoking. This number, however, does not tell the whole story. Like cigarette advertising and promotion, the effects of smoking in movies are strongest in children whose parents are the best role models. Children of non-smoking parents who are in the top quartile of exposure to smoking in movies are 4·1 times as likely to smoke as those in the lowest exposure quartile. This effect is substantially stronger than the increase by 1·6 times between these two exposure groups in children of smoking parents.

Thus smoking in movies is having a major effect on health. In the USA, about 2050 adolescents (age 12–17) start smoking every day and about 32% of these people—660 a day—will die prematurely because of smoking. Assuming that the 52·2% attributable risk observed by Dalton and colleagues applies to this whole group, smoking in movies is responsible for addicting 1070 US adolescents to tobacco every day, 340 of whom will die prematurely as a result. [Last sentence as corrected in 363 The Lancet # 9404 (16 January, 2004).]

The good news is that the effect of smoking in movies shows a clear dose-response relation. So, as Dalton and colleagues note, reducing the exposure to smoking in movies will reduce the effect on smoking and death. This goal could be accomplished easily by simply including smoking (or other tobacco promotions, such as appearance of cigarette billboards) as a reason for rating movies as "adult content", an "R" rating (children under 17 not admitted without a parent) in the USA. In the sample of movies in Dalton's study, about 60% of the total exposure to smoking in movies was in youth-rated films (G, PG, and PG-13 in the USA; J Sargent, personal communication). Eliminating smoking in these movies would reduce the exposure by about 800 occurrences, more than a one-quartile drop in exposure, which would reduce the effect of smoking in movies by about half. Put another way, an R rating for smoking in movies would prevent about 535 adolescents from starting to smoke and ultimately extend 170 lives every day. . . . [Last sentence as corrected in 363 The Lancet #9404.]

. . . the work by Dalton and colleagues, together with the earlier research in this area, strongly indicates that pushing for policy changes to reduce youth exposure to smoking in movies will have a rapid and substantial effect on youth smoking—and the subsequent disease and death smoking causes. . . .

The Dartmouth longitudinal study, as well as other studies showing a similar association of the onset of smoking behavior with the depiction of smoking in movies, has led to widespread calls on the movie industry to decrease the incidence of smoking in films with large youth or adolescent audiences. For example, the EU Health Minister was quoted on Bloomberg (October 22, 2004) as saying that the European Union should not allow children to see movies or television programs in which people smoke cigarettes.

4.

The Dartmouth study does not stand-alone. Other studies reaching similar conclusion, all published subsequent to the Staff's 1997 ruling, include:

Sargent, J.D., Beach, M.L. et al, Effect of Parental R-Rated Movie Restriction on Adolescent Smoking Initiation: A Prospective Study, 114 Pediatrics 149 (2004). (See Abstract of the article, attached as Exhibit B.)

Distefan, J.M., Pierce, J.B., Gilpin, E.A., Do Favorite Movie Stars Influence Adolescent Smoking Initiation, 94 American Journal of Public Health 1239 (2004). (See Abstract of the article, attached as Exhibit C.)

Sargent, J.D., Dalton, M.A. et al, Modifying Exposure to Smoking Depicted in Movies: A Novel Approach to Preventing Adolescent Smoking, 157 Archives of Pediatric Adolescent Medicine 643 (2003). (See Abstract of the article, attached as Exhibit D.)

Dalton, M.A., Tickle, J.J. et al, The Incidence and Context of Tobacco Use in Popular Movies from 1988 to 1997, 34 Preventative Medicine 516 (2002).

Sargent, J.D., Dalton, M.A. et al, Viewing Tobacco Use in Movies: Does it Shape Attitudes that Mediate Adolescent Smoking?, 22 American Journal of Preventative Medicine 137 (2002).

Sargent, J.D., Beach, M.A. et al, Effect of Seeing Tobacco Use in Films on Trying Smoking Among Adolescents: Cross Sectional Study, 323 British Medical Journal 1394 (2001).

The American Medical Association has recognized the impact and importance of these studies. In 2002, the American Medical Association stated (see Exhibit E, letter from the CEO of the AMA):

> We agree that the use of smoking in movies is often gratuitous, serving no purpose but to glamorize and inappropriately reinforce smoking as a desirable behavior. This is particularly problematic as it applies to youth, since *smoking in movies has been shown in several studies to be a risk factor for initiation of smoking by adolescents.* (Emphasis supplied.)

Numerous public health authorities have called on the movie industry to change their rating system to restrict smoking to movies rated as R, including the Department of Health Services of California, the AMA, the Los Angeles County Department of Public Health, the State of New York and the World Health Organization. (See Exhibit F.)

Finally, it should be noted that in 2003 the World Health Organization made the issue of the effect of smoking in movies on adolescents one of the dual themes of its World No Tobacco Day, stating:

> World No Tobacco Day 2003 will focus on the role of the world of fashion and film in fostering a worldwide epidemic and urge them to stop being used as vehicles of death and disease.
>
> In a letter dated 11 September 2002, WHO stated (see Exhibit G):
>
> Smoking in the movies is a major problem worldwide because it represents such a powerful promotional force for tobacco use. It not only encourages children to begin smoking but helps reinforce tobacco industry marketing images that smoking is a way to increase your social status as adults. The American motion picture industry plays a crucial role in creating this problem because of the worldwide reach of the movies it makes and its role as an exemplar for other filmmakers.

5.

In summary, since 1997 there has been a seismic shift in the medical understanding of the role that motion pictures play in causing adolescents to initiate smoking. This understanding has been expressed in the medical literature and has been reflected in the reactions of the Center for Disease Control, the AMA, the WHO and other public heath bodies, all of which now recognize that the movie industry has a major role in causing death and disease. Indeed, 52.2% of smoking initiation by adolescents can be directly attributed to their exposure to smoking in movies. As a consequence of this initiation resulting from exposure to smoking in movies, approximately 342 adolescents per day are condemned to a shorter life span and will die from smoking. As indicated in the literature, movies have a stronger influence on smoking initiation than does advertising by the tobacco industry.

Smoking in movies is a cause of smoking and therefore of death and disease. Nor is that causation "but for causation", as would be the case with retailers who sell tobacco products. The medical studies establish that, to the exclusion of all other factors and excluding the possibility of unknown variables, not only that smoking in movies has a strong and direct correlation with smoking initiation by adolescent viewers, but that this effect is dose-related (i.e. that smoking initiation is proportional to the exposure to smoking in the movies).

We note that if the Staff were to reverse its position and hold that the Proponents' shareholder proposal is not excludable as a matter of ordinary business that such a ruling would have no effect on other rulings such as that shareholder proposals to tobacco retailers are excludable under Rule 14a-8(i)(7). Unlike the situation of but for causation with retailers, the depiction of smoking in movies causes teenagers to start smoking. Indeed, it is THE major (52.2%) cause of smoking initiation by adolescents.

Finally, there should be no worry that the Proponents' shareholder proposal impacts free speech, since it merely requests the Company to initiate a study.

In conclusion, the advances in medical understanding since 1997 compels a reexamination of the Staff decisions with respect to shareholder proposals dealing with smoking in movies and, following such reexamination, a reversal of the Staff position to reflect "changing societal views".

For the foregoing reasons the Proponents' shareholder proposal is not subject to exclusion by Rule 14a-8(i)(7).

Rule 14a-8(i)(3)

Apparently the Company does not have much confidence in its Rule 14a-8(i)(3) argument, since the argument is relegated to a footnote. Nor is this lack of confidence misplaced.

The argument is without substance. Apparently the Company believes that a shareholder proposal, in order to avoid being vague must design the study, including whether it is a longitudinal study or not as well as how to control for any unknown factors. We submit that (aside from the fact that to be so specific must cause the proposal to run afoul of Rule 14a-8(i)(7)) no such specificity is required by the Rule. Shareholders will be quite aware of the policy question on which they are being asked to vote and the Board should have no difficulty in implementing the resolution if passed, since they have ready access to experts to design the study (or they could choose to rely on the Dartmouth study already completed and referred to earlier in this letter). As for the further argument by the Company that it is unclear what "impacts" should be the focus of the study, we suggest that the Company read the remainder of the phrase where it will uncover the fact the impacts referred to are those that impact health and result from smoking. Finally, we note that the three no-action letters referred to by the Company are totally inapposite *since they involved shareholder proposals that failed to specify what was being* requested (e.g., pro-ration of compensation without any indication of what that meant in a resolution calling for a cap on salary; a reference to "these standards" that had no antecedent; and a proposal that the registrant not cannibalize the bodies of unborn children).

In short, the both the shareholders and the Board of Disney will know with reasonable certainty what actions should be taken to implement the Proponents' shareholder proposal. Consequently, that proposal is not vague and misleading within the meaning of Rule 14a-8(i)(3).

For the foregoing reasons the Proponents' shareholder proposal is not subject to exclusion by Rule 14a-8(i)(3).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Pamela S. Seymon
All Proponents
Rev. Michael Crosby
Dr, Stanton A. Glantz
Sister Pat Wolf

EXHIBIT A (11 pages)

THE LANCET
Volume 362, Issue 9380, 26 July 2003, Pages 281-285

doi:10.1016/S0140-6736(03)13970-0 Cite or Link Using DOI

Articles

Effect of viewing smoking in movies on adolescent smoking initiation: a cohort study

Madeline A Dalton[a], James D Sargent[a], Michael L Beach[b, c], Linda Titus-Ernstoff[c], Jennifer J Gibson[c], M Bridget Ahrens[d], Jennifer J Tickle[e] and Todd F Heatherton[e]

[a] Departments of Paediatrics, Norris Cotton Cancer Center, Dartmouth Medical School, One Medical Center Drive, Lebanon, USA

[b] Anaesthesia, Norris Cotton Cancer Center, Dartmouth Medical School, One Medical Center Drive, Lebanon, USA

[c] Community and Family Medicine, Norris Cotton Cancer Center, Dartmouth Medical School, One Medical Center Drive, Lebanon, USA

[d] Department of Health, Social, and Economic Research, RTI International, Research Triangle Park, NC, USA

[e] Department of Psychological and Brain Sciences, Dartmouth College, Hanover, NH, USA

Available online 24 July 2003.

Abstract

Background Exposure to smoking in movies has been linked with adolescent smoking initiation in cross-sectional studies. We undertook a prospective study to ascertain whether exposure to smoking in movies predicts smoking initiation.

Method We assessed exposure to smoking shown in movies in 3547 adolescents, aged 10–14 years, who reported in a baseline survey that they had never tried smoking. Exposure to smoking in movies was estimated for individual respondents on the basis of the number of smoking occurrences viewed in unique samples of 50 movies, which were randomly selected from a larger sample pool of popular contemporary movies. We successfully re-contacted 2603 (73%) students 13–26 months later for a follow-up interview to determine whether they had initiated smoking.

Findings Overall, 10% (n=259) of students initiated smoking during the follow-up period. In the highest quartile of exposure to movie smoking, 17% (107) of students had initiated smoking, compared with only 3% (22) in the lowest quartile. After controlling for baseline characteristics, adolescents in the highest quartile of exposure to movie smoking were 2·71 (95% CI 1·73–4·25) times more likely to initiate smoking compared with those in the lowest quartile. The effect of exposure to movie smoking was stronger in adolescents with non-smoking parents than in those whose parent smoked. In this cohort, 52·2% (30·0–67·3) of smoking initiation can be attributed to exposure to smoking in movies.

Interpretation Our results provide strong evidence that viewing smoking in movies promotes smoking initiation among adolescents.

Article Outline

Introduction

Many studies have linked tobacco marketing with an increased risk of smoking uptake in adolescents.[1, 2, 3, 4, 5, 6 and 7] For example, owning tobacco promotional items and being able to recall cigarette advertisements can double the odds that an adolescent will become an established smoker. [3] Movie images, like commercial advertising, associate smoking with celebrities and depict it as an attractive behaviour. [8] In popular contemporary movies, smoking is frequently associated with characteristics many adolescents find appealing—such as toughness, sexiness, and rebelliousness. [9] Endorsement of cigarette brands in movies by actors has also increased substantially over the past decade. [10]

Several studies have described how smoking is portrayed in movies,[9, 11, 12, 13, 14, 15 and 16] but only a few have specifically assessed whether viewing smoking in movies affects adolescent smoking behaviour. In an experimental study, Pechmann and Shih [17] showed that adolescents were more likely to report positive attitudes toward smoking after seeing smoking portrayed in movies. Results of two cross-sectional studies [18 and 19] indicated that adolescents were more likely to have tried smoking if their favourite movie stars smoked on screen. In our previous study of adolescents in New England, USA, exposure to smoking in movies was associated with smoking experimentation, even after controlling for the effects of other social influences, parenting, and personality characteristics of the child. [20]

Collectively, these results suggest that movie smoking influences adolescent smoking behaviour. However, the cross-sectional design of these studies precludes establishment of a temporal relation. To determine whether exposure to movie smoking predicts smoking initiation in adolescents, we did a longitudinal study of adolescents in New England, USA, who had never previously tried smoking.

Methods

Participants

In 1999, we distributed a self-administered written survey to adolescents (aged 10–14 years) enrolled in grades 5 through 8 at 14 schools in Vermont and New Hampshire, USA. The purpose of this baseline survey was to assess exposure to smoking in movies and investigate its association with lifetime smoking experience. Details of the methods for the survey have been published previously.[20]

Through the baseline survey, we identified 3547 adolescents who had never tried smoking cigarettes and were thus eligible for a follow-up 13–26 months later to assess risk factors for smoking initiation. The follow-up telephone interviews, accomplished for 2603 (73%) eligible baseline participants, were done by trained interviewers using a computer-assisted telephone interview system. To protect confidentiality, students indicated their answers by pressing numbers on the telephone. We used a PC Telecom digit grabber (Metrotel, Milpitas, CA) so that every time a student pressed a number, the answer was automatically entered into the database. The protocol for this study was approved by the Dartmouth committee for the protection of human subjects.

Procedures

We assessed lifetime smoking experience at baseline and follow-up by asking "How many cigarettes have you smoked in your life?", to which respondents could answer "none", "just a few puffs", "one to 19 cigarettes", "20 to 100 cigarettes", or "more than 100 cigarettes". Only students who answered "none" at baseline were eligible for follow-up. Students who reported any cigarette smoking (just a few puffs, one to 100 cigarettes, more than 100 cigarettes) on the follow-up survey were classified as having initiated smoking during the follow-up period.

Adolescents' exposure to smoking in movies was assessed at baseline by asking each student to indicate which films he or she had seen from a unique list of 50 movies. A list of 50 movies was randomly selected for each individual survey from a sample of 601 popular contemporary movies released between 1988 and 1999. The 601 movies included the top 25 box-office hits every year from 1988 to 1995 (n=200); the top 100 box-office hits per year from 1996 to 1998 (300); the top 50 box-office hits from the first half of 1999; and 51 additional movies selected because they featured stars popular among adolescents. We stratified the random selection of movies so that each list of 50 had the same distribution of ratings as the larger sample of top box-office hits: 45% R (restricted, younger than 17 years requires accompanying parent or adult guardian), 31% PG-13 (parents strongly cautioned, some material might be inappropriate for children younger than 13 years), 20% PG (parental guidance suggested, some material might not be suited for children), 4% G (general audiences, all ages admitted). On average, every movie title was included in 470 questionnaires. Trained coders counted the number of occurrences of smoking in each movie using methods previously described.[9] We calculated exposure to movie smoking for each respondent by summing the number of smoking occurrences for each movie the respondent had seen. We adjusted for possible variation in the movie lists by expressing individual exposure to movie smoking as a proportion of the total number of possible smoking occurrences each student could have seen on the basis of the movies included in their survey. Exposure to movie smoking was classified in quartiles with the following cutoffs: 0–531 occurrences for the 1st quartile, 532–960 for the 2nd quartile, 961–1664 for the 3rd quartile, and 1665–5308 for the 4th quartile.

We also measured at baseline, through questions adapted from previously validated questionnaires, variables that could potentially confound the association between movie exposure and adolescent smoking initiation. These variables included child characteristics (sex, age, school, self-reported school performance, sensation seeking,[21 and 22] rebelliousness, [23] and self-esteem [24]), social influences (parent, sibling, and friend smoking; receptivity to tobacco promotions [4 and 25]), and parenting characteristics (parent education, two measures of authoritative parenting, [26] and adolescents' perception of parental disapproval of smoking [27]). Individual items used to measure student personality and parenting characteristics have been reported previously. [20] Students used a four-point response scale to indicate how well specific statements described themselves or their mothers (or primary caregiver if they did not have a mother). Summary measures were created by adding their responses to each of the individual items, so that higher scores signify more of each characteristic. We then divided the scores into quartiles.

Statistical analysis

Preliminary analyses consisted of descriptive frequencies, χ^2 tests to compare differences in proportions, and t tests to compare mean differences by group. We used generalised linear models[28] to assess smoking initiation as a function of both movie exposure and baseline covariates. We used a log link, rather than a logistic regression, so that relative risks could be estimated directly. An overdispersion variable was used to account for possible clustering by schools. Exposure to movie smoking was treated as a categorical variable. The dependent variable was whether the respondent had initiated smoking during the follow-up period. We did multivariate analyses with both minimally adjusted (age, sex, and school) and fully adjusted models. The fully adjusted models included all terms for child characteristics, social influences, and parenting characteristics as described above, as well as the time elapsed between the baseline and follow-up surveys. We assessed model fit and interaction terms with changes in deviances and standard diagnostic plots. Results were judged significant if $p<0{\cdot}05$, in a two-sided test. Simulation methods, similar to those used by Connors and colleagues, [29] were used to test whether an unmeasured confounder could falsely implicate movie exposure. Attributable risk was estimated by the probability of initiating smoking for each adolescent, assuming varying degrees of movie exposure and holding measured covariates constant.

Role of the funding source

The sponsor of the study had no role in study design, data collection, data analysis, data interpretation, or writing of the report.

Results

Our final sample of 2603 adolescents was mainly white (94%, N=2392), as was the underlying population (96%); equally distributed by sex; with a mean age at baseline of 12 years (SD 1·1). Participants who were followed up were much the same as non-participants in age, sex, grade, and exposure to movie smoking, but non-participants were more likely than participants to have parents who smoke (41% [383] *vs* 30% [773], respectively) and slightly more likely to be susceptible to smoking[30] at baseline (27% [257] *vs* 23% [592]); report average or below average school performance (25% [237] *vs* 19% [484]); have friends who smoke (30% [282] *vs* 26% [671]); and have siblings who smoke (14% [134] *vs* 10% [267]). Reasons for non-participation included refusal to provide contact information at baseline (35%, 326), refusal to participate in the interview at the time of follow-up (31%, 288), and lost-to-follow-up (35%, 330).

On average, students had seen 16 of the 50 movies they were asked about, from which they were exposed to an average of 98·5 (SD 75·1) smoking occurrences. Exposure to movie smoking increased with age and was higher in boys than in girls. Girls saw a mean of 14·6 movies (7·4), from which they viewed a mean of 85·1 smoking occurrences (66·4), whereas boys saw a mean of 17·1 movies (8·2), from which they viewed 113·5 smoking occurrences (81·2). Exposure to movie smoking was positively associated with sensation seeking ($p<0·0001$) and rebelliousness ($p<0·0001$), and inversely associated with school performance and measures of authoritative parenting ($p<0·0001$)).

10% (259) of participants initiated smoking during the follow-up period. Most (80%, N=208) of those who initiated smoking reported that they had smoked "just a few puffs" of a cigarette. Only 2% (six) of those who initiated smoking had smoked more than 100 cigarettes during follow-up. Analyses adjusted for age, sex, and school showed significant associations between baseline characteristics, including exposure to movie smoking, and smoking initiation (table 1). Relative to the lowest quartile of movie smoking exposure, the risk for smoking initiation increased with each successive quartile of exposure (table 1). Although the relative risks were attenuated, the relation between exposure to movie smoking and smoking initiation remained significant after adjustment for all baseline covariates. Compared with the lowest exposure level, adolescents in the second, third and fourth quartiles were two to three times more likely to initiate smoking during follow-up (table 2).

Table 1. Predictors of smoking initiation

Characteristic	Total (n=2603)	Tried smoking	Relative risk* (95% CI
Sociodemographic			
Age			
10 to <12 years	809	50 (6%)	1 · 00
12 to <13 years	804	68 (8%)	1 · 40 (0 · 98–2 · 01)
13 to <15 years	990	141 (14%)	2 · 31 (1 · 67–3 · 19)
Sex			
Male	1234	119 (10%)	1 · 00
Female	1369	140 (10%)	1 · 09 (0 · 87–1 · 38)
Social influences			
Either parent smokes			
No	1830	133 (7%)	1 · 00
Yes	773	126 (16%)	2 · 25 (1 · 77–2 · 86)
Any friends smoke			
No	1932	147 (8%)	1 · 00
Yes	671	112 (17%)	1 · 87 (1 · 46–2 · 41)
Any siblings smoke			
No	2336	210 (9%)	1 · 00
Yes	267	49 (18%)	1 · 91 (1 · 42–2 · 59)
Receptive to tobacco promotions			
No	2161	179 (8%)	1 · 00
Yes	442	80 (18%)	2 · 09 (1 · 62–2 · 71)
Child characteristics			
School performance			
Excellent	1113	53 (5%)	1 · 00
Good	1006	114 (11%)	2 · 29 (1 · 67–3 · 13)
Average/below average	484	92 (19%)	3 · 65 (2 · 62–5 · 09)
Sensation seeking			
First quartile	792	40 (5%)	1 · 00
Second quartile	709	59 (8%)	1 · 60 (1 · 09–2 · 35)
Third quartile	484	55 (11%)	2 · 21 (1 · 49–3 · 27)
Fourth quartile	618	105 (17%)	3 · 27 (2 · 28–4 · 68)
Rebelliousness			
First quartile	771	37 (5%)	1 · 00
Second quartile	549	39 (7%)	1 · 48 (0 · 96–2 · 27)
Third quartile	668	71 (11%)	2 · 24 (1 · 53–3 · 29)
Fourth quartile	615	112 (18%)	4 · 10 (2 · 84–5 · 91)
Self-esteem			
First quartile	676	100 (15%)	1 · 00
Second quartile	747	68 (9%)	0 · 64 (0 · 48–0 · 86)
Third quartile	760	71 (9%)	0 · 68 (0 · 51–0 · 92)
Fourth quartile	420	20 (5%)	0 · 35 (0 · 22–0 · 56)
Parent characteristics			
Maternal demandingness			
First quartile	617	68 (11%)	1 · 00
Second quartile	666	71 (11%)	0 · 97 (0 · 70–1 · 33)
Third quartile	755	74 (10%)	0 · 86 (0 · 63–1 · 18)
Fourth quartile	565	46 (8%)	0 · 72 (0 · 50–1 · 04)
Maternal responsiveness			
First quartile	526	78 (15%)	1 · 00
[illegible]	[illegible]	[illegible]	[illegible]

Table 2. Effect of movie smoking exposure on smoking initiation in all participants, and the interaction between movie smoking exposure and parental smoking in relation to smoking initiation

	Quartile of movie smoking exposure*	
	1	2
All participants	1 · 00	2 · 02 (1 · 27–3 · 20)
Parental smoking		
Non-smoker	1 · 00	2 · 32 (1 · 21–4 · 45)
Smoker	2 · 84 (1 · 28–6 · 29)	4 · 77 (2 · 41–9 · 44)

Values are relative risks (95% CI) adjusted for time between surveys and the following baseline characteristics: grade, sex, school, friend smoking, sibling smoking, parent smoking, receptivity to tobacco promotions, school performance, sensation-seeking propensity, rebelliousness, self esteem, parent education, authoritative parenting, and perception of parental disapproval of smoking.

We assessed potential interactions between exposure to movie smoking and age, sex, and social influences (friend, sibling, and parent smoking) on smoking initiation and identified a significant interaction between exposure and parental smoking behaviour ($p=0·003$). In adolescents with non-smoking parents, the risk of smoking initiation increased substantially with greater exposure to movie smoking. Those with smoking parents had an overall higher risk of smoking initiation, but were less influenced by exposure to movie smoking than those whose parents did not smoke (table 2).

Even after controlling for all other covariates, 52·2% (95% CI 30·0–67·3) of smoking initiation in this cohort can be attributed to exposure to smoking in movies. If the observed association with smoking initiation is assumed to be causal, reducing movie smoking exposure in this study to the lowest quartile would have reduced the proportion who initiated smoking during follow-up from 10·0% to 4·8%. Reducing movie exposure for all children by just one quartile (eg, moving a child from the fourth to the third quartile) would correspond to an attributable risk reduction of 21·4% (12·0–29·8), which would have reduced the proportion who initiated smoking in this study from 10·0% to 7·8%.

Our simulation studies indicate it is unlikely that an unmeasured covariate was responsible for the association between exposure to movie smoking and smoking initiation. To raise the relative risk to the magnitude we recorded, a potential confounder would need to be associated with both movie exposure (with a minimum correlation of 0·2) and smoking initiation (minimum relative risk of 1·2) and be independent of all other covariates we measured. An unmeasured independent covariate would have to have p values of less than 0·00001 associated with both movie exposure and smoking initiation. This is unlikely because any covariate we did not measure would almost certainly be associated with at least one of the measured covariates, so that a substantial proportion of the variability would already be accounted for.

Discussion

Our results suggest that viewing smoking in movies strongly predicts whether or not adolescents initiate smoking, and the effect increases significantly with greater exposure.

Adolescents who viewed the most smoking in movies were almost three times more likely to initiate smoking than those with the least amount of exposure. The magnitude of this association is consistent with the results of our cross-sectional study of adolescents in New England, USA.[20] It is also consistent with the results of other cross-sectional studies that have linked actor smoking with adolescent smoking [18 and 19] and visual media exposure with high risk behaviour in adolescents. [31]

The data suggest that children with non-smoking parents are especially susceptible to the effect of movie smoking exposure. Children with parents who smoke might have a more realistic view of smoking, so they are less likely to be influenced by the glamorous portrayal of smoking in movies. However, an equally plausible explanation is that children with parents who smoke are already at a higher risk for smoking initiation, so their risk is less likely to be raised by other social influences. Further research is needed to understand this interaction fully.

Although it is not feasible to completely measure an adolescents' total lifetime exposure to smoking in movies, every survey in our study contained 50 randomly selected movies from a larger sample of 601 films, stratified by rating. Thus, our assessment is an unbiased estimate of adolescents' exposure to smoking in popular, contemporary movies. Unlike most measures of exposure to tobacco marketing, this assessment reflects actual exposure rather than adolescents' attention, attitudes or predispositions to smoking. However, because almost all R-rated movies contain smoking,[9] we could not separate the effects of an R-rating and smoking content. Consequently, we cannot exclude the possibility that some other aspect of R-rated movies influences smoking initiation. However, more than 40 years of research shows that observers imitate specific behaviours they see modelled. [32 and 33] Thus, our inference that adolescents imitate smoking behaviour seen in movies seems reasonable. The generalisability of our findings might be restricted because our sample included a mainly white, rural population.

The effect of exposure to movie smoking is important, both because the effect on smoking initiation is moderately strong and because the exposure is almost universal. Based on the lists of 50 randomly selected movies, only five (0·2%) participants were unexposed to movie smoking. If the link between exposure to smoking in movies and smoking initiation proves to be causal, our data suggest that eliminating adolescents' exposure to movie smoking could reduce smoking initiation by half. However, we recognise that the equation might not be that simple, since many factors affect movie exposure and its effect on adolescent behaviour. We controlled for as many of these factors as possible, and our sensitivity analysis suggests that an unmeasured variable is unlikely to account for the association between exposure to movie smoking and smoking initiation. Because the follow-up period for this study was brief, we could not assess the possibly greater effects of longer term exposure. Consequently, the effect of reducing exposure to smoking in movies over many years could be larger than that we recorded. Nonetheless, it is important to point out that this study links movie smoking exposure with smoking initiation, and not all initiators will become established smokers. Further research is needed to assess the effect of exposure to smoking in movies on long-term smoking behaviour.

Contributors

M Dalton, J Sargent, M Beach, J Tickle, and T Heatherton designed the study, developed the surveys and content analysis, and directed the research. L Titus-Ernstoff provided input on the analytical approach and co-wrote the report. M Ahrens contributed to survey development and coordinated survey administration. M Beach and J Gibson did the statistical analysis. All authors contributed to the interpretation of the data and reviewed the final report.

Conflict of interest statement

None declared.

http://image.thelancet.com/extras/03art1353web.pdf

See Commentary page 258

Acknowledgements

This study was funded by the National Cancer Institute (CA-77026). We thank E Robert Greenberg for his input on the analysis and presentation of the data, Daniel Nassau and Ezra Hays for coding the movies, Bill Harper for building the CATI system, Susan Martin for providing administrative support for the study, and Anna Adachi-Mejia and Susan Remacle for preparing the report.

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30. J.P. Pierce, W.S. Choi, E.A. Gilpin, A.J. Farkas, R.K. Merritt and G. Giovino, Validation of susceptibility as a predictor of who takes up smoking in the United States. *Health Psychol* **15** (1996), pp. 355–361. Abstract | **Abstract + References** | PDF (559 K)

31. J.D. Klein, J.D. Brown, K.W. Childers, J. Oliveri, C. Porter and C. Dykers, Adolescents' risky behavior and mass media use. *Pediatrics* **92** (1993), pp. 24–31.

32. A. Bandura, Influence of models' reinforcement contingencies on the acquisition of imitative responses. *J Abnorm Psychol* **66** (1965), pp. 575–582.

33. B.J. Bushman and C.A. Anderson, Media violence and the American public: scientific facts versus media misinformation. *Am Psychol* **56** (2001), pp. 477–489. Abstract | **Abstract + References** | PDF (2462 K)

Corresponding author. **Correspondence to:** Dr Madeline A Dalton, Department of Paediatrics, Dartmouth Medical School, One Medical Center Drive, , Lebanon, NH 03756, , USA


EXHIBIT B (r.....)
PEDIATRICS
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PEDIATRICS Vol. 114 No. 1 July 2004, pp. 149-156

Effect of Parental R-Rated Movie Restriction on Adolescent Smoking Initiation

A Prospective Study

Objective. To determine if young **adolescents** who report that their parents restrict viewing R-rated movies have a lower risk of trying **smoking** in the future.

Design. Prospective observational study. Students from 15 schools in New Hampshire and Vermont, randomly selected from all middle schools with >150 students, were surveyed in 1999. Baseline never-smokers were surveyed again by telephone 13 to 26 months later to determine **smoking** status.

Outcome Measure. Trying **smoking** during the follow-up period.

Results. The majority of the 2596 students were white, with ages ranging from 10 to 14 years. Nineteen percent reported that their parents never allowed them to view R-rated movies, 29% were allowed once in a while, and 52% were allowed sometimes or all the time. Ten percent of students tried **smoking** during the follow-up period. **Smoking**-initiation rates increased as parental restriction of R-rated movies decreased (2.9% for **adolescents** reporting that their parents never allowed them to view R-rated movies, 7.0% for those allowed to view them once in a while, and 14.3% for those allowed to view them sometimes or all the time). There was a strong and statistically significant effect of parental R-rated movie restriction on **adolescent smoking** even after controlling for sociodemographics, social influences (friend **smoking**, receptivity to tobacco promotions), parenting style (maternal support and control, parental disapproval of **smoking**), and characteristics of the **adolescent** (school performance, sensation seeking, rebelliousness, self-esteem). Compared with **adolescents** whose parents never allowed them to view R-rated movies, the adjusted relative risk for trying **smoking** was 1.8 (95% confidence interval [CI]: 1.1, 3.1) for those allowed to watch them once in a while and 2.8 (95% CI: 1.6, 4.7) for those allowed to watch them sometimes or all the time. The effect was especially strong among **adolescents** not exposed to family (parent or sibling) **smoking**, among whom the adjusted relative risk for **smoking** was 4.3 (95% CI: 1.4, 13) for those allowed to view R-rated movies once in a while and 10.0 (95% CI: 3.6, 31) for those allowed to view them sometimes or all the time.

EXHIBIT B, page 2

Conclusions. Parental restriction from watching R-rated movies strongly predicts a lower risk of trying **smoking** in the future. The effect is largest among **adolescents** not exposed to family **smoking**. By exerting control over media choices and by not **smoking** themselves, parents may be able to prevent or delay **smoking** in their children.

James D. Sargent, MD[*,‡,§], Michael L. Beach, MD, PhD[§,||], Madeline A. Dalton, PhD[*,§], Linda Titus Ernstoff, PhD[‡,§], Jennifer J. Gibson, MA[‡,§], Jennifer J. Tickle, PhD[¶] and Todd F. Heatherton, PhD[¶]

[*] Departments of Pediatrics
[‡] Community and Family Medicine
[§] Norris Cotton Cancer Center, Dartmouth Medical School, Lebanon, New Hampshire
[||] Department of Anesthesiology, Dartmouth-Hitchcock Medical Center Lebanon, New Hampshire
[¶] Department of Psychological and Brain Sciences, Dartmouth College, Hanover, New Hampshire

Key Words: smoking • mass media • parenting • movies

Abbreviations: RR, relative risk • CI, confidence interval

Received for publication Sep 19, 2003; accepted Mar 2, 2004.

EXHIBIT C

July 2004, Vol 94, No. 7 | American Journal of Public Health 1239-1244

RESEARCH AND PRACTICE

Do Favorite Movie Stars Influence Adolescent Smoking Initiation?

Janet M. Distefan, PhD, John P. Pierce, PhD and Elizabeth A. Gilpin, MS

At the time the research for this article was completed, Janet M. Distefan was with the Cancer Prevention and Control Program, Cancer Center, University of California, San Diego. John P. Pierce and Elizabeth A. Gilpin are with the Cancer Prevention and Control Program, Cancer Center, University of California, San Diego.

Correspondence: *Requests for reprints should be sent to John P. Pierce, PhD, Cancer Prevention and Control Program, Cancer Center, University of California, San Diego, La Jolla, CA 92093-0645 (e-mail: jppierce@ucsd.edu).*

Objectives. We sought to determine whether adolescents whose favorite movie stars smoke on-screen are at increased risk of tobacco use.

Methods. During interviews, adolescent never smokers taking part in the California Tobacco Survey nominated their favorite stars. We reviewed popular films released during 1994 through 1996 to determine whether stars smoked on-screen in at least 2 films.

Results. One third of never smokers nominated a star who smoked on-screen, which independently predicted later smoking risk (odds ratio [OR] = 1.36; 95% confidence interval [CI] = 1.02, 1.82). The effect was strong among girls (OR = 1.86; 95% CI = 1.26, 2.73). Among boys, there was no independent effect after control for receptivity to tobacco industry promotions.

Conclusions. Public health efforts to reduce adolescent smoking must confront smoking in films as a tobacco marketing strategy.

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Modifying Exposure to Smoking Depicted in Movies

A Novel Approach to Preventing Adolescent Smoking

James D. Sargent, MD; Madeline A. Dalton, PhD; Todd Heatherton, PhD;
Mike Beach, MD, PhD

Arch Pediatr Adolesc Med. 2003;157:643-648.

Background Most behavioral approaches to adolescent smoking address the behavior directly. We explore an indirect approach: modifying exposure to portrayals of smoking in movies.

Objectives To describe adolescents' exposure to smoking in movies and to examine factors that could modify such exposure.

Design Occurrences of smoking were counted in each of 601 popular movies. Four thousand nine hundred ten northern New England junior high school students were asked to report which movies they had seen from a randomly generated subsample of 50 films, and responses were used to estimate exposure to the entire sample.

Analysis The outcome variable was exposure to movie smoking, defined as the number of smoking occurrences seen. Risk factors for exposure included access to movies (mov channels, videotape use, and movie theater); parenting (R [restricted]-rated movie restrictions, restrictions, parenting style); and characteristics of the child (age, sex, school performance, sen seeking propensity, rebelliousness, and self-esteem). We used multiple regression to assess the association between risk factors and exposure to movie smoking.

Results Subjects had seen an average of 30% of the movie sample (interquartile range, 20%-· from which they were exposed to 1160 (interquartile range, 640-1970) occurrences of smoking. multivariate model, exposure to movie smoking increased (all *P* values <.001) by about 10% fo additional movie channel and for every 2 videos watched per week. Exposure increased by 30% going to the movie theater more than once per month compared with those who did not go at al restriction on viewing R-rated movies resulted in a 50% reduction in exposure to movie smoking was no association between parenting style and exposure to movie smoking. Much of the protec of parent R-rated movie restriction on adolescent smoking was mediated through lower exposur smoking.

EXHIBIT D, page 2

Conclusions Adolescents see thousands of smoking depictions in movies, and this influences tl attitudes and behavior. Exposure to movie smoking is reduced when parents limit movie access. parents to monitor and enforce movie access guidelines could reduce adolescent smoking in an i yet powerful, manner.

From the Departments of Pediatrics (Drs Sargent and Dalton) and Anesthesia (Dr Beach) and th Cotton Cancer Center (Drs Sargent and Dalton), Dartmouth Medical School, and the Departmen Psychological and Brain Sciences, Dartmouth College (Dr Heatherton), Hanover, NH.

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American Medical Association
Physicians dedicated to the health of America

EXHIBIT E


AMERICAN MEDICAL ASSOCIATION

Michael D. Maves, MD, MBA 515 North State Street 312 464-5000
Executive Vice President, CEO Chicago, Illinois 60610 312 464-4184 Fax

October 17, 2002

Stanton A. Glantz, PhD
Professor of Medicine
University of California-San Francisco
530 Parnassus
Suite 366, Box 1390
San Francisco, CA 94143-0130

Dear Dr. Glantz:

The American Medical Association (AMA) is pleased to support the goals of the Smokefree Movies project. We agree that the use of smoking in movies is often gratuitous, serving no purpose but to glamorize and inappropriately reinforce smoking as a desirable behavior. This is particularly problematic as it applies to youth, since smoking in movies has been shown in several studies to be a risk factor for initiation of smoking by adolescents.

We also support your four policy recommendations to reduce tobacco use in movies:

- **Certify no payoffs.** Movie producers should post a certificate in the credits at the end of movies declaring that no one on the production received anything of value in exchange for using or displaying tobacco products.

- **Require strong anti-smoking ads.** Studios and theaters should run effective counter-tobacco advertising (not produced by tobacco companies) before films with any tobacco presence, regardless of the film's rating.

- **Stop identifying tobacco brands.** No tobacco brand identification should be present in movies, nor should brand images appear in action or background scenes (i.e., billboards).

- **Rate smoking movies "R."** The Rating Board should issue an "R" rating to films that show smoking or the use of tobacco advertisement and brand images. Such films could be rated less severely, however, if by a special vote the Rating Board feels that the presentation of tobacco use clearly and unambiguously reflects the dangers and consequences of tobacco use so that a lesser rating would more responsibly reflect the opinion of American parents.

We wish your project every success.

Sincerely,

Michael D. Maves, MD, MBA

Mov'03

State of California—Health and Human Services Agency

Department of Health Services

EXHIBIT F (2 pages)



California Department of Health Services
DIANA M. BONTÁ, R.N., Dr. P.H.
Director

GRAY DAVIS
Governor

December 5, 2002

M. Cass Wheeler, CEO
American Heart Association
National Center
7272 Greenville Avenue
Dallas, TX 75231

Dear M. Cass Wheeler:

I am writing to all three national organizations to request your support for the assignment of an R rating by the Motion Picture Association of America (MPAA) to films that depict tobacco use.

Striking new data indicates that 92 percent of PG 13 films playing in theaters today contain smoking. This is the highest level of tobacco content ever identified.[1]

New research also attributes smoking in movies as a significant risk factor for influencing youth uptake of tobacco. Teens who have seen the greatest volume of smoking in films are three times more likely to initiate tobacco use and 16 times more likely to have a positive attitude towards smoking.[2]

Additionally, Hollywood is now producing more PG 13 films compared to R rated films than in years past. In 1997/98, 50 percent of movies were rated R while 38 percent were rated PG 13. Today, 27 percent are rated R, while 49 percent are rated PG 13.[3]

It is imperative that America's most renown and powerful public health agencies speak with a unified voice and call upon the MPAA to treat promotion of tobacco in films as seriously as it treats the use of foul language. Current films containing more than one expletive are issued an R rating by the MPAA Rating Board. Clearly, America's parents deserve the same standard of forewarning for promotion of a product that results in youth tobacco addiction and eventual illness and death.

The California Department of Health, Services Tobacco Control Section (CDHS/TCS), strongly supports an R rating standard for tobacco use in films. Indeed, CDHS/TCS is

[1] Survey of 50 top-grossing films by the American Lung Association "STARS" project, July – October 2002.
[2] James D. Sargent, et. al, American Journal of Preventative Medicine, 2002.
[3] "Tobacco Use in Movies" American Lung Association, Thumbs Up! Thumbs Down! Annual Report Card.

601 North 7th Street, Sacramento, CA 95814, P.O. Box 942732, MS 662, Sacramento, CA, 94234-7320
(916) 322-4787
Internet Address: www.dhs.ca.gov/tobacco

Exhibit F, Page 2

funding the American Lung Association of Sacramento-Emigrant Trails' "STARS" project to initiate a grass roots campaign leading to an R rating adoption. CDHS/TCS is facilitating the creation of a statewide coalition, sponsoring a training symposium scheduled for February 2003, and assisting with the development of a website and advocacy tools for use by the coalition and other agencies nationwide.

It is my deepest hope that you will join with the World Health Organization (WHO), the American Medical Association, the Los Angeles County Department of Public Health, the University of California, San Francisco's Smoke Free Movies project, the State of New York, and CDHS/TCS by calling upon what amounts to a straight forward addition to the MPAA rating system. Your support is critical to this effort.

I urge you to act swiftly to commit your allegiance and publicly demonstrate your support for this important public health measure.

Lastly, it is my understanding that your agency withdrew from a recent press conference in Hollywood at which the WHO announced its support of an R rating for smoking in films. I am very disappointed that your agency chose to be silent on this issue. It is my hope that this is but a momentary lapse and that your agency will quickly announce its support for this important public health issue.

If you should have any questions please contact, Tacey L. Derenzy, Program Consultant, Local Programs Unit, TCS, at (916) 445-2566.

Sincerely,

Dileep Bal, M.D., Chief
Cancer Control Branch

cc: See Next Page

WORLD HEALTH ORGANIZATION  ORGANISATION MONDIALE DE LA SANTE

EXHIBIT G (2 pages)

Téléphone Central/Exchange: (+41 22) 791.21.11
Direct: (+41 22) 791.
Email:

In reply please refer to: TFI S14-348-1
Prière de rappeler la référence:

Your reference:
Votre référence:

Stanton A. Glantz, Ph.D.
Professor of Medicine
University of California
San Francisco, CA 94143
U.S.A.

11 September 2002

Dear Professor Glantz,

We are writing to endorse the SmokeFreeMovies project. Smoking in the movies is a major problem worldwide because it represents such a powerful promotional force for tobacco use. It not only encourages children to begin smoking but helps reinforce tobacco industry marketing images that smoking is a way to increase your social status as adults. The American motion picture industry plays a crucial role in creating this problem because of the worldwide reach of the movies it makes and its role as exemplar for other filmmakers.

To highlight the importance of this problem, WHO will focus on SMOKING IN FILMS on World No Tobacco Day 2003. We are making your web site, smokefreemovies.ucsf.edu, a central resource for this effort.

We have also carefully reviewed the four policy recommendations that you are making to reduce the effectiveness of movies as promotional devices for tobacco:

- Certify No PayOffs. The producers should post a certificate in the credits at the end of the movie declaring that nobody on the production received anything of value (cash money, free cigarettes or other gifts, free publicity, interest free loans or anything else) from anyone in exchange for using or displaying tobacco.

- Require Strong AntiSmoking Ads. Studios and theatres should require a genuinely strong anti-smoking ad (not one produced by a tobacco company) to run before any film with any tobacco presence, regardless of its rating.

- Stop Identifying Tobacco Brands. There should be no tobacco brand identification nor the presence of tobacco brand imagery (such as billboards) in the action or background of any movie scene.

...../

- Rate Smoking Movies "R." Even one use of tobacco or presentation of tobacco advertising or similar pro-tobacco imagery must lead the Rating Board to issue a film an "R" rating. These films can be rated less severely, however, if by a special vote, the Rating Board feels that the presentation of tobacco clearly and unambiguously reflects the dangers and consequences of tobacco use so that a lesser rating would more responsibly reflect the opinion of American parents.

WHO agrees that these are reasonable and carefully crafted steps that can be implemented without censorship or infringing on the creative process. Therefore, we are pleased to inform you that WHO has officially endorsed these recommendations and will be recommending them to appropriate organizations worldwide.

We also urge all nongovernmental organizations concerned about public health to endorse these policies and the motion picture industry to adopt and implement them.

Thank you for your leadership in this area. We look forward to working with you on this issue.

Yours sincerely,

Dr Derek Yach
Executive Director
Noncommunicable Diseases and
Mental Health

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 2, 2004

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by the Sinsinawa Dominicans, Inc. et al. for Inclusion in the 2005 Proxy Statement of The Walt Disney Company**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"), in response to the December 1, 2004 letter from Paul M. Neuhauser to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal and supporting statement (the "Proposal") sponsored by the Sinsinawa Dominicans, Inc. (the "Sinsinawa Dominicans") and co-sponsored by Christus Health, the Dominican Sisters of Springfield Illinois, Catholic Healthcare West, As You Sow, Trinity Health, Congregation of Sisters of St. Agnes, Brethren Benefit Trust, Inc., the Catholic Equity Fund, and Bon Secours Health System, Inc. (together, with the Sinsinawa Dominicans, the "Sponsors"), which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2005 annual meeting of shareholders (the "2005 Proxy Materials"). A copy of Mr. Neuhauser's letter is attached hereto as Exhibit A (the "Sponsors' Second Letter").

In our October 15, 2004 letter (the "Request Letter") to the Division of Corporation Finance Staff (the "Staff") and our follow-up letter of November 30, 2004, we highlighted numerous clear and unambiguous no-action precedents supporting exclusion, pursuant to the ordinary business exemption of Rule 14a-8(i)(7), of proposals substantially identical to the Proposal. In particular, we noted that the recent decision to permit exclusion of a similar proposal in *Time Warner, Inc.* (February 6, 2004) demonstrates that the Sponsors' assertion—that "[t]here have been seismic changes since the Staff['s] last examination of the issue in 1997"—is simply wrong. The Sponsors do not dispute that application of the Staff's position in *Time Warner* supports exclusion of the Proposal. Rather, the Sponsors erroneously contend in the Sponsors' Second Letter that "[i]n the *Time Warner* letter, the proponents brought no evidence of any change in circumstances to the attention of the Staff" and that the "Staff was unaware of the changes in medical knowledge." The Sponsors are mistaken. The *Time Warner* proposal provided extensive references to the post-1997 understanding of the harmful effects of smoking and the alleged relationship between movies and youth smoking. Indeed, the supporting statement of the proponents in *Time Warner* prominently discussed the precise Dartmouth study published in *The Lancet* in 2003 that is extensively relied upon by the Sponsors both in their Proposal and in the Sponsors' November 22, 2004 letter to the Staff. Further, the proponents in *Time Warner* also focused on the 1998 Master Settlement and the recommendations of the American Medical Association and the World Health Organization discussed and highlighted by the Sponsors.[1] In short, the Staff, in making its decision in *Time Warner* earlier this year, did not operate in the dark.

For the foregoing reasons and as further explained in the Request Letter and the Company's November 30, 2004 letter, the Company intends to exclude the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).[2] If you have any questions or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. In this regard, please do not hesitate to contact the undersigned at (212) 403-1205.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

Pamela S. Seymon

---

1 In addition, in the letter submitting the proposal, the proponents in *Time Warner* explicitly stated that they were "concerned" about "recent studies" respecting the effect that movies purportedly have on the smoking habits of adolescents.

2 We also reiterate the Company's position articulated in the Request Letter and the Company's November 30, 2004 letter that the Proposal may also be excluded pursuant to Rule 14a-8(i)(3).

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

November 22, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Walt Disney Company

Via fax

Dear Sir/Madam:

I have been asked by the Sinsinawa Dominicans, Inc., Christus Health, Trinity Health, Catholic Healthcare West, the Bon Secours Health System, Inc., the Catholic Equity Fund, the Dominican Sisters of Springfield Illinois, the Congregation of the Sisters of St. Agnes, the Brethren Benefit Trust and the As You Sow Foundation (who own, in total, approximately 235,000 shares of common stock of The Walt Disney Company and who are hereinafter referred to collectively as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Walt Disney Company (hereinafter referred to either as "Disney" or the "Company"), and which has submitted a shareholder proposal to Disney, to respond to the supplemental letter dated November 30, 2004, sent to the Securities & Exchange Commission by Wachtell Lipton Rosen & Katz on behalf of the Company, in which Disney reiterates its view that the Proponents' shareholder proposal may be excluded from its year 2005 proxy statement by virtue of Rules 14a-8(i)(7) and 8(i)(3).

We believe that only one point need be made in response to the Company's November 30 letter. The Company claims that circumstances have not changed since the Staff ruling last year in *Time Warner, Inc.* (February 6, 2004). However, that is the wrong point in time from which to measure. There have been seismic changes since the Staff last examination of the issue in 1997. In the *Time Warner* letter, the proponents brought no evidence of any change in circumstances to the attention of the Staff. Since the Staff was unaware of the changes in medical knowledge, it, not surprisingly, and without reexamination of the underlying issue, reaffirmed its 1997 ruling. The measuring point from which one must look at social and medical developments is therefore 1997, not February, 2004.

In conclusion, we again request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Pamela S. Seymon
All Proponents
Rev. Michael Crosby
Dr, Stanton A. Glantz
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 7, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 15, 2004

The proposal requests that the board of directors report to shareholders on the impact on adolescent health resulting from adolescents' exposure to smoking in movies or other programming that Disney has released or distributed and any plans to minimize that impact in the future.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., the nature, presentation and content of programming and film production). Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Disney relies.

Sincerely,

Mark F. Vilardo
Special Counsel